NO ACT

IE
12-19-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

09035292

Received SEC

FEB 20 2009

Washington, DC 20549

February 20, 2009

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-20-09

Matthew Lepore
Vice President and Chief Counsel,
Corporate Governance
Pfizer Inc.
235 East 42nd Street
New York, NY 10017-5755

Re: Pfizer Inc.
Incoming letter dated December 19, 2008

Dear Mr. Lepore:

This is in response to your letters dated December 19, 2008, February 18, 2009, and February 19, 2009 concerning the shareholder proposal submitted to Pfizer by Legal & General Assurance (Pensions Management) Limited. We also have received a letter on the proponent's behalf dated January 9, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Cornish F. Hitchcock
Hitchcock Law Firm PLLC
1200 G Street, NW
Suite 800
Washington, DC 20005

February 20, 2009

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Pfizer Inc.
Incoming letter dated December 19, 2008

The proposal relates to the chairman of the board.

There appears to be some basis for your view that Pfizer may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of Pfizer's request, documentary support sufficiently evidencing that it satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Pfizer omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Matt S. McNair
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Pfizer Inc.
235 East 42nd Street
New York, NY 10017-5755

Matthew Lepore
Vice President, Chief Counsel-Corporate Governance
Assistant General Counsel

February 19, 2009

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Pfizer Inc.*
Withdrawal of No-Action Requests Regarding the Shareholder Proposal of John Chevedden (Mark Filiberto)
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

On December 19, 2008, we submitted to the staff of the Division of Corporation Finance (the "Staff") two no-action requests relating in part to the ability of Pfizer Inc. (the "Company") to exclude from its proxy materials for its 2009 Annual Meeting of Shareholders a shareholder proposal entitled "Independent Board Chairman" (the "Proposal") submitted by John Chevedden in the name of Mark Filiberto as general partner of Palm Garden Partners LP pursuant to Rule 14a-8 under the Exchange Act of 1934. The first no-action request set forth the bases for our view that the Proposal is excludable under Rule 14a-8(b), Rule 14a-8(f)(1) and Rule 14a-8(i)(11) (and also addressed a substantially duplicative proposal submitted by a different shareholder proponent) (the "First Request"). The second no-action request set forth the bases for our view that the Proposal (along with two other shareholder proposals submitted by John Chevedden in the name of William Steiner and Nick Rossi, respectively) is excludable under Rule 14a-8(c) and Rule 14a-8(b) (the "Second Request").

Enclosed is a letter transmitted to the Company on February 18, 2009, confirming the withdrawal of the Proposal. *See* Exhibit A. Accordingly, in reliance on this letter attached hereto as Exhibit A, we hereby withdraw the First Request and the Second Request each to the extent that they relate to the Proposal.

Please do not hesitate to call me at (212) 733-7513 or Amy L. Goodman at Gibson, Dunn & Crutcher LLP at (202) 955-8653 with any questions in this regard.

Sincerely,

Matthew Lepore / EAI

Matthew Lepore
Vice President and Chief Counsel,
Corporate Governance

Enclosures

cc: John Chevedden
Mark Filiberto, General Partner, Palm Garden Partners LP

100606086_4.DOC

EXHIBIT A

Mark Filiberto
General Partner
Palm Garden Partners LP
1981 Marcus Ave., Suite C114
Lake Success, NY 11042

February 18, 2009

Ms. Amy Schulman
General Counsel
Pfizer Inc.
235 E 42nd Street
New York NY 10017

Dear Ms. Schulman,

I now withdraw my Independent Board Chairman proposal in order to facilitate an agreement with Pfizer Inc. to enhance the selection process for the Pfizer Independent Lead Director position.

Sincerely,

Mark Filiberto

Pfizer Inc.
235 East 42nd Street
New York, NY 10017-5755

Matthew Lepore
Vice President, Chief Counsel-Corporate Governance
Assistant General Counsel

February 18, 2009

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Pfizer Inc.*
Supplemental Letter Regarding Shareholder Proposal of Legal & General Assurance (Pensions Management) Limited
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

On December 19, 2008, Pfizer Inc. (the "Company") submitted a letter (the "No-Action Request") notifying the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission that the Company intends to omit from its proxy statement and form of proxy for its 2009 Annual Meeting of Shareholders (collectively, the "2009 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from Legal & General Assurance (Pensions Management) Limited ("L&G"). The Proposal requests that the Company's Board of Directors "establish a policy whereby, whenever possible, the roles of Chairman of the Board of Directors and Chief Executive Officer shall be separate, such that an independent director who has not served as an executive officer of the Company shall serve as Chairman of the Board."

The No-Action Request indicated our belief that the Proposal may be excluded from the 2009 Proxy Materials in reliance on Rule 14a-8(b) and Rule 14a-8(f)(1) because L&G failed to supply the requisite proof of continuous stock ownership in response to the Company's proper request for that information. As stated in the No-Action Request, L&G did not include with the Proposal evidence demonstrating satisfaction of the ownership requirements of Rule 14a-8(b). Furthermore, the Company's stock records did not indicate that L&G was the record owner of a sufficient number of Company shares to satisfy the ownership requirements of Rule 14a-8(b). Accordingly, the Company sent a letter notifying L&G of the requirements of Rule 14a-8 and how L&G could cure the procedural deficiency; specifically, that a shareholder must satisfy the ownership requirements under Rule 14a-8(b) (the "Deficiency Notice"). In response, L&G provided an e-mail message from Citibank (the "Citibank E-mail"), dated October 31, 2008, purporting to demonstrate L&G's continuous ownership of the Company's securities. However, for the reasons set forth in the No-Action Request, this response was insufficient to establish the requisite ownership of Company shares under Rule 14a-8(b).

Subsequently, on January 9, 2009, L&G's counsel submitted a letter to the Staff responding to the No-Action Request (the "Response Letter"). A copy of the Response Letter is attached hereto as Exhibit A. The Response Letter argued that L&G satisfied the ownership requirements of Rule 14a-8(b) because: (1) L&G was a record holder of a sufficient number of Company shares; (2) L&G's ownership can be verified because it files Form 13F on a quarterly basis; and (3) L&G is an index fund. We write supplementally to respond to each of the these assertions.

First, the Response Letter argues that "L&G meets the minimum ownership qualifications as a record holder." However, L&G is not a record holder of Company shares. Rule 14a-8(b)(2) states that one way for a proponent to demonstrate sufficient ownership to submit a proposal is if the proponent is a "registered holder" of the company's securities, which means the proponent's "name appears in the company's records as a shareholder." As discussed in the No-Action Request, L&G submitted the Proposal without any documentary evidence of its ownership of the Company's shares. Further, the Company reviewed its stock records, which did not indicate that L&G was the record owner of sufficient shares to satisfy the ownership requirements of Rule 14a-8(b). Since its name does not appear in the Company's records as a shareholder, L&G is not a record holder of Company shares. In addition, the Company's correspondence with L&G further clarifies that L&G is not a record holder of Company shares. Specifically, in response to the Deficiency Notice, L&G submitted the Citibank E-mail, which states that the Company's shares are registered to Citibank. *See* Exhibit B. Moreover, the No-Action Request references the shares being held by L&G PENS MGT N AMER INDEX FUND DE E. As set forth in Exhibit B, this is the name of Citibank's account and is not found in the Company's ledger of registered holders. Thus, Citibank, and not L&G, is the record holder of the Company's shares. *See Berlin v. Emerald Partners*, 552 A.2d 482, 494 (Del. 1989) ("Shares of publicly traded corporations are often held in the names of brokers or fiduciaries . . . for the account of the beneficial owner. The brokers or fiduciaries are the stockholders of record.").

Second, the Response Letter asserts that L&G meets the ownership requirements of Rule 14a-8(b) because it is "an 'institutional investment manager' that files a Form 13F each quarter to identify its holdings in specific companies, including Pfizer." However, Form 13F filings cannot be used to satisfy the ownership requirements of Rule 14a-8(b). In this regard, Rule 14a-8(b) states that when a proponent is not a record holder, the proponent can satisfy the ownership requirements if the proponent files "a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms . . . ." Form 13F filings are not among the forms listed as a method of proving ownership sufficient to meet the requirements of Rule 14a-8(b). In this regard, Form 13F is used to report information regarding a manager's "investment discretion," as defined by Securities Exchange Act Section 3(a)(35). *See* Securities Exchange Act Rule 13f-1. For this reason, the Staff has distinguished Form 13F from Schedules 13D and 13G for purposes of identifying beneficial owners. When asked if a company must consider Form 13F reports for purposes of identifying beneficial owners under Item 403 Regulation S-K, the Staff has stated that Form 13F reports of "investment discretion" are not the same as Schedule 13D and Schedule 13G reports of "beneficial ownership" and "investment managers subject to Form 13-F reporting would also have to file Schedule 13D or Schedule 13G if their interest in the securities constituted beneficial ownership." SEC Division of Corporation Finance Compliance & Disclosure Interpretations Section 229.02 (Mar. 13, 2007). Thus, L&G's quarterly Form 13F filings do not constitute proof of ownership sufficient to meet the requirements of Rule 14a-8(b).

Third, the Response Letter argues that L&G meets the ownership requirements of Rule 14a-8(b) because it is an index fund, stating that "[b]y their very nature, index funds are passive investors and are obliged to maintain their positions in specific equities." However, Rule 14a-8(b) does not make any exceptions to its minimum ownership requirements for shares held by an index fund. In fact, the Staff on several previous occasions has concurred with a company's argument that the ownership requirements of Rule 14a-8(b) were not met when the proponent was an index fund. *See, e.g., Morgan Stanley* (avail. Dec. 20, 2004) (concurring in the exclusion of a proposal submitted on behalf of the United Association S&P 500 Index Fund when there was insufficient evidence that the fund met the ownership requirements of Rule 14a-8(b)); *The Gap, Inc.* (avail. Mar. 3, 2003) (permitting the exclusion of a proposal submitted on behalf of the United Association S&P 500 Index Fund when the fund failed to establish continuous ownership of company shares for one year prior to its submission of the proposal, as required by Rule 14a-8(b)); *Humana Inc.* (avail. Feb. 24, 1999) (permitting the exclusion of a proposal submitted by the Amalgamated Bank of New York LongView Collection Investment Fund, an S&P 500 index fund, when the proponent failed to provide documentation indicating that it satisfied the ownership requirements of Rule 14a-8(b)). Thus, the fact that L&G is an index fund does not exempt it from meeting the ownership requirements of Rule 14a-8(b).

Accordingly, based upon the foregoing analysis, and our arguments set forth in the No-Action Request, we reiterate our request that the Staff concur that the Company may exclude the Proposal under Rule 14a-8(b) and Rule 14a-8(f)(1). Pursuant to Rule 14a-8(j), we have concurrently sent a copy of this correspondence to L&G. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (212) 733-7573 or Amy L. Goodman at Gibson, Dunn & Crutcher LLP at (202) 955-8653.

Sincerely,

Matthew Lepore /EAI

Matthew Lepore
Vice President and Chief Counsel,
Corporate Governance

AWS/tss
Enclosures

cc: Barry Holman, Legal & General Assurance (Pensions Management) Limited
Cornish F. Hitchcock, Attorney at Law

100585837_4.DOC

EXHIBIT A

HITCHCOCK LAW FIRM PLLC
1200 G STREET, NW • SUITE 800
WASHINGTON, D.C. 20005
(202) 489-4813 • FAX: (202) 315-3552

CORNISH F. HITCHCOCK
E-MAIL: CONH@HITCHLAW.COM

9 January 2009

Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

By courier and e-mail (shareholderproposals@sec.gov)

Dear Counsel:

I have been asked to respond to the letter from Pfizer Inc. dated 19 December 2008 that advises the Division of Pfizer's intent to omit from its 2009 proxy materials a shareholder proposal (the "Proposal") submitted by Legal & General Assurance (Pensions Management) Limited. The Proposal appears as Exhibit A to Pfizer's letter and is cited therein as the "First Proposal."

Pfizer's letter asks the Division to grant no-action relief with respect to the Proposal on technical grounds. For the reasons set forth below, we submit that Pfizer has not carried its burden of showing that the Proposal may be excluded from Pfizer's proxy materials. We are filing six copies of this letter by messenger and submitting it via e-mail as well. Our fax number for receipt of the Division's response appears above.

The Proposal and Pfizer's Objections.

The Proposal is straightforward. It asks Pfizer's board of directors to adopt a policy that, whenever possible, the roles of chairman of the board of directors and chief executive officer should be separate, such that an independent director who has not served as an executive officer of the Company shall serve as chairman. There is an exception to the extent that compliance would breach any contractual obligations in effect at the time of the 2009 shareholder meeting.

Pfizer raises no objection to the content of the Proposal, nor indeed could it do so, since the Proposal is similar to those offered at a number of other companies over the years. Instead, Pfizer focuses on the process surrounding the submission of this Proposal, arguing that the Proposal is fatally flawed because there was no proof of continuous ownership of at least $2000 worth of Pfizer common stock for one year before the submission date, as required in Rule 14a-8(b). Pfizer claims as well that there was an inadequate response to Pfizer's request for additional information on this score, thus warranting exclusion under Rule 14a-8(f)(1).

We discuss below the specific facts cited by Pfizer in conjunction with the applicable legal standards under Rule 14a-8(b). As that discussion will illustrate, Pfizer's letter provides an incomplete account of what took place here, and there are several reasons why the submissions were sufficient. Moreover, the no-action letters cited by Pfizer deal with situations that are far removed from the present facts, in that there was a submission by a record holder that has plainly held more than $2000 for more than one year prior to submission. None of the no-action letters cited by Pfizer deal with that situation, nor do they deal with a situation where the proponent holds some of its shares through an index fund – which by its very nature is not engaged in actively trading shares in a given company. For these and other reasons set forth below, Pfizer's objections should be rejected.

Pertinent Facts.

The proponent is a subsidiary of Legal & General Group ("L&G"), one of the largest investment management firms in the United Kingdom; L&G's shares are traded on the London Stock Exchange, and it is a component of the FTSE 100 index.[1] L&G is also one of the 30 largest money managers in the world, with assets comparable in size to Credit Suisse and Wellington Management and larger than some other well-known fund managers such as TIAA-CREF or T. Rowe Price.[2]

The cover letter submitted with the Proposal, dated 17 October 2008, identified the proponent as both the record holder and the beneficial owner of 2,193,973 shares, adding that it had beneficially owned more than $2000 worth of Pfizer common stock for more than one year and intended to continue ownership through the date of Pfizer's annual meeting (Pfizer Ex. A).

Pfizer responded with a form letter dated 29 October 2008 (and received two days later) requesting proof of continuous ownership of at least $2000 worth of Pfizer common stock for at least a year prior to the submission date (Pfizer Ex. C).

---

[1] L&G's subsidiaries are identified in note 45 of L&G's most recent annual report, *see* http://www.legalandgeneralgroup.com/ara_2007/groupfinancialstatements/notes41-49/subsidiaries.html, reproduced as Exhibit 1.

[2] These data are taken from a Pensions & Investment/Watson Wyatt survey of the world's 300 largest managers as of 31 December 2007, published at p. 24 of the *Databook* in the 22 December 2008 issue of *Pensions & Investments* magazine.

In response L&G's Barry Holman, Managing Director (Index Funds), advised Pfizer's Suzanne Y. Rolon: "It came as some surprise that you were unable to identify that Legal & General was one of your more significant shareholders as we currently hold over 24.5 million of your common stock across all the funds that we manage. Your records will no doubt confirm that we have been a significant shareholder for a number of years."[3] Mr. Holman attached an e-mail indicating that 2.1 million of that 24.5 million shares were held by Citibank under the account name of L&G PENS MGT N AMER INDEX FUND.[4] Mr. Holman asked Pfizer's Ms. Rolon "if you require Citibank to write to you directly with this, or any other information, as proof of ownership."[5] Mr. Rolon requested no further information, responding to L&G with a simple "Thank you."[6]

Discussion.

Pfizer argues that L&G's submission fails to satisfy Rule 14a-8(b)(1), which sets out eligibility requirements for proponents of shareholder resolutions, including (a) a holding of at least $2000 or 1% of the company's securities (b) for a period of one year prior to the submission of the proposal and (c) an intent to maintain the minimum holding through the date of the annual meeting.

Rule 14a-8(b)(2) contemplates that proposals may be submitted by either the record owner or the beneficial owner of the shares, and the evidentiary standards are somewhat different. A record holder is not required to submit proof of ownership, because in theory "the company can verify your eligibility on its own." For beneficial ownership, a letter from a bank or broker is required or, in the alternative, submission of certain forms attesting to ownership.

L&G's submission to Pfizer was more than satisfactory, regardless of whether L&G is viewed either as a record holder or as a beneficial holder. We take the record holder aspect first.

The 24,500,000 shares cited by Mr. Holman were, at the time of submission, worth approximately $416,500,000. This level of ownership was and is easy enough to verify. L&G has for years filed a quarterly Form 13F Holdings Report as an "institutional investment manager," which is defined as an entity that exercises

---

[3] Pfizer Ex. E: E-mail from Barry Holman to Suzanne Y. Rolon (13 October 2008, 8:10 AM).

[4] Pfizer Ex. E: E-mail from Craig Murray to Barry Holman, transmitted to Pfizer's Suzanne Y. Rolon (31 October 2008, 7:10 AM).

[5] Pfizer Ex. E: E-mail from Barry Holman to Suzanne Y. Rolon (31 October 2008, 8:10 AM).

[6] Pfizer Ex. E: E-mail from Suzanne Y. Rolon to Barry Holman (31 October 2008, 10:51 AM).

investment discretion over $100,000,000 or more in Section 13(f) securities *See* 15 U.S.C. § 78m(f)(1), (5). Institutional investment managers either invest in, or buy and sell, securities for their own account. This category includes banks, insurance companies, and broker/dealers, as well as corporations and pension funds that manage their own investment portfolios. *See* 15 U.S.C. §§ 78c(a)(9), 78m(f). A review of L&G's Form 13F Holdings Reports would have disclosed no fewer than 17,500,000 Pfizer shares reported by L&G in each of the four quarters prior to the submission date of the Proposal. *See* Legal & General Group Form 13F reports, filed 9 November 2007, 14 February 2008, 14 May 2008 and 13 August 2008. Copies of the pertinent portions are attached as Exhibit 2.[7]

There can thus be little doubt that L&G meets the minimum ownership qualifications as a record holder. Moreover, if Pfizer had any questions as to ownership, there was ample time to raise (and resolve) them within the 14-day window created by Rule 14a-8(f) to address ownership issues. Instead, and for reasons we cannot fathom, Pfizer chose to send L&G an-email thanking it for its submission, only to turn around and embark on the present game of "gotcha."

Pfizer's letter never addresses the record holder aspect of L&G's reply, and it is not clear why Pfizer is so eager to deny L&G's position as a Pfizer shareholder. Pfizer's effort to challenge L&G's *bona fides* is surprising and is contrary to the reasons why eligibility criteria were imposed in the first place.

Rule 14a-8(b) was adopted in 1983 to deal with a specific situation, namely, shareholders who bought as little as one share just prior to the deadline for submitting a shareholder proposal and who then used that leverage to compel the inclusion of a proposal in the company's proxy. As the Commission explained in adopting the new monetary and one-year thresholds: "[A]buse of the security holder proposal rule could be curtailed by requiring shareholders who put the company and other shareholders to the expense of including a proposal in a proxy statement to have some measured economic stake or investment interest in the corporation." *Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders*, Release No. 34-20091, 48 FED. REG. 38218, 38219 (23 August 1983). Here, by contrast, there can be no question about "abuse" coming from a shareholder with no "measured economic stake or investment interest in" Pfizer.

We turn now to the second aspect of L&G's reply, which is the focus of Pfizer's letter. L&G identified out of L&G's 24,500,000 shares a specific fund holding 2,100,000 shares of Pfizer stock. Mr. Holman's initial letter cited L&G's record and beneficial ownership of these shares for more than a one-year period,

[7] L&G's most recent Form 13F, filed on 12 November 2008, shows that L&G has continued to maintain a position of over 23,000,000 shares of Pfizer stock.

and when challenged, he indicated that the funds were held in an index fund known as the "L&G Pens Mgt N Amer Index Fund," a point confirmed by Citibank.

Pfizer regarded this showing as inadequate because Citibank's e-mail of 31 October 2008 addressed L&G's then-current holdings and did not cover the one-year period prior to 17 October 2008, the date of submission. The principal flaw with this argument is Pfizer's refusal to acknowledge that L&G is operating an index fund, which means that it could not liquidate its position in Pfizer.

Pfizer's concern, as we understand it, is that without a more detailed submission about these 2,100,000 shares, L&G might have violated the holding requirements by selling all (or all but $1999) of its 2,100,000 shares – and then bought those shares back – in the one year period prior to submission of the L&G proposal. This is utterly illogical, and Pfizer appears to have confused an index fund with day trading.

In the final analysis, Pfizer's argument for exclusion relies on various no-action letters involving individual shareholders who are told that their submission is insufficient, who respond with a broker letter identifying the individual's current holdings, and who are told that the broker letter is inadequate because it failed to identify the holdings on the submission date and the preceding one-year period. *E.g., McClatchy Co.* (1 February 2008); *D.R. Horton, Inc.* (21 November 2008). L&G's submission is materially different from the no-action letters cited by Pfizer involving Rules 14a-8(b) and (f) in three principal respects.

First, none of the proponents in those letters was a record holder of shares in the company. Thus, whatever concerns about continuous or sufficient ownership may arise when an individual holds through a bank or broker, those concerns are not present here.

Second, we deal with a record holder who is also an "institutional investment manager" that files a Form 13F each quarter to identify its holdings in specific companies, including Pfizer. Once again, we have found no letters in which the proponent of a challenged resolution is an institutional investment manager, whose holdings and long-term commitment can be easily verified.

Third, none of the proponents whose proposals were excluded under Rules 14a-8(b) and (f) was an index fund. By their very nature, index funds are passive investors and are obliged to maintain their positions in specific equities. They are not going to be liquidating (and then re-acquiring) positions in particular stocks on a short-term basis. As a result, there cannot be even a remote concern about a break in ownership during the year prior to submission of a shareholder proposal.

In short, Pfizer's objections have nothing to do with the reasons why the

Commission adopted eligibility requirements in the first place, and the letters cited by Pfizer involve wholly different facts than what we have here. L&G is an indexed, substantial and long-term investor that is entitled under Rule 14a-8 to raise governance issues with its fellow Pfizer shareholders.

Conclusion.

For these reasons, Pfizer has failed to carry its burden of justifying exclusion of this Proposal, and we respectfully ask the Division to advise Pfizer that its request for no-action relief is denied.

Thank you for your consideration of these points. Please do not hesitate to contact me if there is any further information that can be provided.

Very truly yours,

/s/

Cornish F. Hitchcock

cc: Amy W. Schulman, Esq.
Amy L. Goodman, Esq.
Mr. Barry Holman

EXHIBIT B

From: Murray, Craig [craig.murray@lgim.co.uk]
Sent: Friday, October 31, 2008 7:10 AM
To: Holman, Barry
Subject: FW: Pfizer Inc Com US$ 0.05 - Confirmation of holdings/registration

Hello Barry,

Further to the query you have raised with Kelly Spiteri regarding the registry of Pfizer Inc Com US$ 0.05 under account

Please find below electronic confirmation from our Client Account Manager at Citibank as to how these shares are registered (which matches the details in quasar).

Please feel free to contact me directly should require any further information.

Regards,

Craig Murray
Client Support
Legal & General Investment Management
* Telephone: 00 44 (0)20 3124 3735
* Fax: 00 44 (0)20 7634 0860
* Email : craig.murray@lgim.co.uk

-----Original Message-----
From: Stewart, Matt [mailto:matt.stewart@citi.com]
Sent: 31 October 2008 11:02
To: Murray, Craig
Cc: clientservices.london@citi.com
Subject: RE: Pfizer Inc Com US$ 0.05 - Confirmation of holdings/registration

Craig, hi
Citi reflect 2,192,973 units in DTC. Citi 908 a/c . The account name is: L&G PENS MGT N AMER INDEX FUND DE E Regards Matt

-----Original Message-----
From: Murray, Craig [mailto:craig.murray@lgim.co.uk]
Sent: 31 October 2008 10:59
To: Stewart, Matt [CMB-GTS]
Cc: clientservices.london@citi.com
Subject: Pfizer Inc Com US$ 0.05 - Confirmation of holdings/registration

Good Morning Matt,
Further to our conversation,
Can you please confirm the current holding of the below mentioned shares for the advised account and also exactly how Citibank have these shares registered.

L&G A/C No:
Citi Safekeeping A/C:
Stock: Pfizer Inc Com US$ 0.05
Sedol: 2684703
ISIN: US7170811035
Please advise at your earliest opportunity, Thanks and Regards, Craig Murray Client Support Legal & General Investment Management

(Telephone: 00 44 (0)20 3124 3735
& Fax: 00 44 (0)20 7634 0860
* Email : craig.murray@lgim.co.uk

**** This email has come from the internet and has been scanned for all viruses and potentially offensive content by Messagelabs on behalf of Legal & General ****

Rolon, Suzanne Y.

From: Rolon, Suzanne Y.
Sent: Friday, October 31, 2008 10:51 AM
To: 'Holman, Barry'
Cc: Banks, Andy (Corporate Governance)
Subject: RE: Inability to identify stock holding of 2,192,973 of Pfizer's common stock

Barry,

Thank you.

Suzanne Rolon
Senior Manager
Corporate Governance | Legal Division
Pfizer Inc
212.733.5356p | 212.573.1853f
suzanne.y.rolon@pfizer.com

From: Holman, Barry [mailto:barry.holman@lgim.co.uk]
Sent: Friday, October 31, 2008 8:10 AM
To: Rolon, Suzanne Y.
Cc: Banks, Andy (Corporate Governance)
Subject: Inability to identify stock holding of 2,192,973 of Pfizer's common stock

Suzanne,
I am responding to your letter dated October 29, 2008 which was delivered by FedEx this morning.
It came as some surprise that you were unable to identify that Legal & General was one of your more significant shareholders as we currently hold over 24.5m of your common stock across all the funds that we manage. Your records will no doubt confirm that we have been a significant shareholder for a number of years.

For the 2,192,973 of common stock referred to in my recent letter, covering the submission of a shareholder proposal for the 2009 annual meeting, I attach an email form Citibank, our custodian, explaining how the stock is registered.

Please let me know if you require Citibank to write to you directly with this, or any other information, as proof of ownership.

<<FW: Pfizer Inc Com US$ 0.05 - Confirmation of holdings/registration>>
Regards

Barry Holman
Managing Director (Index Funds)

Legal & General Investment Management Limited
Index Funds - 6th Floor
One Coleman Street
LONDON EC2R 5AA

Telephone: 020 3124 3010
Fax: 020 3124 2516
Email: barry.holman@lgim.co.uk

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 16, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Pfizer Inc. (PFE)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Independent Board Chairman
Mark Filiberto

Ladies and Gentlemen:

This further responds to the company December 19, 2008 no action request regarding this rule 14a-8 proposal with the following text:

Independent Board Chairman

RESOLVED: That stockholders ask the Board of Directors to adopt a policy that the board's chairman be an independent director who has not previously served as an executive officer of the Company.

The policy should be implemented so as not to violate any contractual obligation. The policy should also specify how to select a new independent chairman if a current chairman ceases to be independent during the time between annual meetings of shareholders; and that compliance with the policy is excused if no independent director is available and willing to serve as chairman.

This is to highlight the following message was emailed to the company with the broker letter (emphasis added).

------ Forwarded Message
From: olmsted *** FISMA & OMB Memorandum M-07-16 ***
Date: Wed, 26 Nov 2008 10:11:58 -0800
To: Suzanne Rolon <Suzanne.Y.Rolon@Pfizer.com>
Subject: Rule 14a-8 Broker Letter (PFE) IBC

Dear Ms. Rolon, Attached is the broker letter requested. ***Please advise within one business day whether there is any further rule 14a-8 requirement.***
Sincerely,
John Chevedden

The company did not respond to this message leading to the conclusion that the company was satisfied with the broker letter. And the company has not given any reason for not responding to this shareholder party communication within the 14-day period. The company also has not provided any precedents that included a company failure to communicate with the shareholder party within the 14-day period.

Additionally the company included the above accompanying email message with its no action request as an exhibit without addressing why it failed to respond. Thus the inference is that the company explanation would not help the company no action request.

If the company were to claim it need not reply to proponents under rule 14a-8 it would seem to set a new precedent in a lack of civility for companies in the rule 14a-8 process – that companies need not reply to any shareholder question on procedural issues but proponents must. If the proponent merely asked for an acknowledgement of receipt there would be no obligation for the company to reply according to the company's unprecedented no action request. This could lead to the conclusion that there is no need for a company reply to proponent questions under rule 14a-8. Who knows the effect this would have on the number of no actions requests.

According to §240.14a (f) the company is required to notify the shareholder party of any deficiencies:
"Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response."

And the company received the broker letter 12-days after the company received the rule 14a-8 proposal (November 26, 2008 and November 14, 2008 respectively).

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Mark Filiberto

Amy Schulman <amy.schulman@Pfizer.com>

NATIONAL FINANCIAL
Services LLC

200 Liberty Street
One World Financial Center
New York, NY 10281

November 3, 2008

PFIZER INC.
235 EAST 42ND ST. 235-07-39
NEW YORK, NY 10017-5755

To Whom It May Concern:

This letter certifies that PALM GARDEN PARTNERS L.P., is currently the beneficial owner of the Pfizer Inc., Securities, and has held the position with National Financial Services, LLC since September 2005

Client has continuously held not less than 400 shares.
The current holding is 800 shares

Sincerely,

Lewis Trezza, Manager
Proxy Department

Post-it® Fax Note 7671	Date 11-26-08 # of pages ▶
To Suzanne Rolon	From
Co./Dept.	Co.
Phone #	Phone # *** FISMA & OMB Memorandum M-07-16 ***
Fax # 212-573-1853	Fax #

[PFE: Rule 14a-8 Proposal, November 14, 2008]

3 – Independent Board Chairman

RESOLVED: That stockholders ask the Board of Directors to adopt a policy that the board's chairman be an independent director who has not previously served as an executive officer of the Company.

The policy should be implemented so as not to violate any contractual obligation. The policy should also specify how to select a new independent chairman if a current chairman ceases to be independent during the time between annual meetings of shareholders; and that compliance with the policy is excused if no independent director is available and willing to serve as chairman.

It is the responsibility of the Board of Directors to protect shareholders' long-term interests by providing independent oversight of management, including the Chief Executive Officer, in directing the corporation's business and affairs.

It is difficult to overstate the importance of the board of directors in our system of corporate accountability. As the Conference Board Commission on Public Trust and Private Enterprise stated, "The ultimate responsibility for good corporate governance rests with the board of directors. Only a strong, diligent and independent board of directors that understands the key issues, provides wise counsel and asks management the tough questions is capable of ensuring that the interests of shareowners as well as other constituencies are being properly served."

The responsibilities of a company's board of directors include reviewing and approving management's strategic and business plans; approving material transactions; assessing corporate performance; and selecting, evaluating, compensating and, if necessary, replacing the CEO (Report of the NACD Blue Ribbon Commission on Director Professionalism). Although the board and senior management may work together to develop long-range plans and relate to key constituencies, the board's responsibilities may sometimes bring it into conflict with the CEO.

When a CEO serves as board chairman, this arrangement may hinder the board's ability to monitor the CEO's performance. As Intel co-founder Andrew Grove put it, "The separation of the two jobs goes to the heart of the conception of a corporation. Is a company a sandbox for the CEO, or is the CEO an employee? If he's an employee, he needs a boss, and that boss is the board. The chairman runs the board. How can the CEO be his own boss?"

I urge stockholders to promote independent board leadership and vote for this proposal.

Notes:
Mark Filiberto, General Partner, Palm Garden Partners LP, 1981 Marcus Ave., Suite C114, Lake Success, NY 11042 sponsored this proposal.

HITCHCOCK LAW FIRM PLLC
1200 G STREET, NW • SUITE 800
WASHINGTON, D.C. 20005
(202) 489-4813 • FAX: (202) 315-3552

CORNISH F. HITCHCOCK
E-MAIL: CONH@HITCHLAW.COM

RECEIVED 2009 JAN 12 AM 11:24 OFFICE OF CHIEF COUNSEL CORPORATION FINANCE

9 January 2009

Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

By courier and e-mail (shareholderproposals@sec.gov)

Dear Counsel:

I have been asked to respond to the letter from Pfizer Inc. dated 19 December 2008 that advises the Division of Pfizer's intent to omit from its 2009 proxy materials a shareholder proposal (the "Proposal") submitted by Legal & General Assurance (Pensions Management) Limited. The Proposal appears as Exhibit A to Pfizer's letter and is cited therein as the "First Proposal."

Pfizer's letter asks the Division to grant no-action relief with respect to the Proposal on technical grounds. For the reasons set forth below, we submit that Pfizer has not carried its burden of showing that the Proposal may be excluded from Pfizer's proxy materials. We are filing six copies of this letter by messenger and submitting it via e-mail as well. Our fax number for receipt of the Division's response appears above.

The Proposal and Pfizer's Objections.

The Proposal is straightforward. It asks Pfizer's board of directors to adopt a policy that, whenever possible, the roles of chairman of the board of directors and chief executive officer should be separate, such that an independent director who has not served as an executive officer of the Company shall serve as chairman. There is an exception to the extent that compliance would breach any contractual obligations in effect at the time of the 2009 shareholder meeting.

Pfizer raises no objection to the content of the Proposal, nor indeed could it do so, since the Proposal is similar to those offered at a number of other companies over the years. Instead, Pfizer focuses on the process surrounding the submission of this Proposal, arguing that the Proposal is fatally flawed because there was no proof of continuous ownership of at least $2000 worth of Pfizer common stock for one year before the submission date, as required in Rule 14a-8(b). Pfizer claims as well that there was an inadequate response to Pfizer's request for additional information on this score, thus warranting exclusion under Rule 14a-8(f)(1).

We discuss below the specific facts cited by Pfizer in conjunction with the applicable legal standards under Rule 14a-8(b). As that discussion will illustrate, Pfizer's letter provides an incomplete account of what took place here, and there are several reasons why the submissions were sufficient. Moreover, the no-action letters cited by Pfizer deal with situations that are far removed from the present facts, in that there was a submission by a record holder that has plainly held more than $2000 for more than one year prior to submission. None of the no-action letters cited by Pfizer deal with that situation, nor do they deal with a situation where the proponent holds some of its shares through an index fund – which by its very nature is not engaged in actively trading shares in a given company. For these and other reasons set forth below, Pfizer's objections should be rejected.

Pertinent Facts.

The proponent is a subsidiary of Legal & General Group ("L&G"), one of the largest investment management firms in the United Kingdom; L&G's shares are traded on the London Stock Exchange, and it is a component of the FTSE 100 index.[1] L&G is also one of the 30 largest money managers in the world, with assets comparable in size to Credit Suisse and Wellington Management and larger than some other well-known fund managers such as TIAA-CREF or T. Rowe Price.[2]

The cover letter submitted with the Proposal, dated 17 October 2008, identified the proponent as both the record holder and the beneficial owner of 2,193,973 shares, adding that it had beneficially owned more than $2000 worth of Pfizer common stock for more than one year and intended to continue ownership through the date of Pfizer's annual meeting (Pfizer Ex. A).

Pfizer responded with a form letter dated 29 October 2008 (and received two days later) requesting proof of continuous ownership of at least $2000 worth of Pfizer common stock for at least a year prior to the submission date (Pfizer Ex. C).

---

[1] L&G's subsidiaries are identified in note 45 of L&G's most recent annual report, *see* http://www.legalandgeneralgroup.com/ara_2007/groupfinancialstatements/notes41-49/subsidiaries.html, reproduced as Exhibit 1.

[2] These data are taken from a Pensions & Investment/Watson Wyatt survey of the world's 300 largest managers as of 31 December 2007, published at p. 24 of the *Databook* in the 22 December 2008 issue of *Pensions & Investments* magazine.

In response L&G's Barry Holman, Managing Director (Index Funds), advised Pfizer's Suzanne Y. Rolon: "It came as some surprise that you were unable to identify that Legal & General was one of your more significant shareholders as we currently hold over 24.5 million of your common stock across all the funds that we manage. Your records will no doubt confirm that we have been a significant shareholder for a number of years."[3] Mr. Holman attached an e-mail indicating that 2.1 million of that 24.5 million shares were held by Citibank under the account name of L&G PENS MGT N AMER INDEX FUND.[4] Mr. Holman asked Pfizer's Ms. Rolon "if you require Citibank to write to you directly with this, or any other information, as proof of ownership."[5] Mr. Rolon requested no further information, responding to L&G with a simple "Thank you."[6]

Discussion.

Pfizer argues that L&G's submission fails to satisfy Rule 14a-8(b)(1), which sets out eligibility requirements for proponents of shareholder resolutions, including (a) a holding of at least $2000 or 1% of the company's securities (b) for a period of one year prior to the submission of the proposal and (c) an intent to maintain the minimum holding through the date of the annual meeting.

Rule 14a-8(b)(2) contemplates that proposals may be submitted by either the record owner or the beneficial owner of the shares, and the evidentiary standards are somewhat different. A record holder is not required to submit proof of ownership, because in theory "the company can verify your eligibility on its own." For beneficial ownership, a letter from a bank or broker is required or, in the alternative, submission of certain forms attesting to ownership.

L&G's submission to Pfizer was more than satisfactory, regardless of whether L&G is viewed either as a record holder or as a beneficial holder. We take the record holder aspect first.

The 24,500,000 shares cited by Mr. Holman were, at the time of submission, worth approximately $416,500,000. This level of ownership was and is easy enough to verify. L&G has for years filed a quarterly Form 13F Holdings Report as an "institutional investment manager," which is defined as an entity that exercises

---

[3] Pfizer Ex. E: E-mail from Barry Holman to Suzanne Y. Rolon (13 October 2008, 8:10 AM).

[4] Pfizer Ex. E: E-mail from Craig Murray to Barry Holman, transmitted to Pfizer's Suzanne Y. Rolon (31 October 2008, 7:10 AM).

[5] Pfizer Ex. E: E-mail from Barry Holman to Suzanne Y. Rolon (31 October 2008, 8:10 AM).

[6] Pfizer Ex. E: E-mail from Suzanne Y. Rolon to Barry Holman (31 October 2008, 10:51 AM).

investment discretion over $100,000,000 or more in Section 13(f) securities *See* 15 U.S.C. § 78m(f)(1), (5). Institutional investment managers either invest in, or buy and sell, securities for their own account. This category includes banks, insurance companies, and broker/dealers, as well as corporations and pension funds that manage their own investment portfolios. *See* 15 U.S.C. §§ 78c(a)(9), 78m(f). A review of L&G's Form 13F Holdings Reports would have disclosed no fewer than 17,500,000 Pfizer shares reported by L&G in each of the four quarters prior to the submission date of the Proposal. *See* Legal & General Group Form 13F reports, filed 9 November 2007, 14 February 2008, 14 May 2008 and 13 August 2008. Copies of the pertinent portions are attached as Exhibit 2.[7]

There can thus be little doubt that L&G meets the minimum ownership qualifications as a record holder. Moreover, if Pfizer had any questions as to ownership, there was ample time to raise (and resolve) them within the 14-day window created by Rule 14a-8(f) to address ownership issues. Instead, and for reasons we cannot fathom, Pfizer chose to send L&G an-email thanking it for its submission, only to turn around and embark on the present game of "gotcha."

Pfizer's letter never addresses the record holder aspect of L&G's reply, and it is not clear why Pfizer is so eager to deny L&G's position as a Pfizer shareholder. Pfizer's effort to challenge L&G's *bona fides* is surprising and is contrary to the reasons why eligibility criteria were imposed in the first place.

Rule 14a-8(b) was adopted in 1983 to deal with a specific situation, namely, shareholders who bought as little as one share just prior to the deadline for submitting a shareholder proposal and who then used that leverage to compel the inclusion of a proposal in the company's proxy. As the Commission explained in adopting the new monetary and one-year thresholds: "[A]buse of the security holder proposal rule could be curtailed by requiring shareholders who put the company and other shareholders to the expense of including a proposal in a proxy statement to have some measured economic stake or investment interest in the corporation." *Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders*, Release No. 34-20091, 48 FED. REG. 38218, 38219 (23 August 1983). Here, by contrast, there can be no question about "abuse" coming from a shareholder with no "measured economic stake or investment interest in" Pfizer.

We turn now to the second aspect of L&G's reply, which is the focus of Pfizer's letter. L&G identified out of L&G's 24,500,000 shares a specific fund holding 2,100,000 shares of Pfizer stock. Mr. Holman's initial letter cited L&G's record and beneficial ownership of these shares for more than a one-year period,

[7] L&G's most recent Form 13F, filed on 12 November 2008, shows that L&G has continued to maintain a position of over 23,000,000 shares of Pfizer stock.

and when challenged, he indicated that the funds were held in an index fund known as the "L&G Pens Mgt N Amer Index Fund," a point confirmed by Citibank.

Pfizer regarded this showing as inadequate because Citibank's e-mail of 31 October 2008 addressed L&G's then-current holdings and did not cover the one-year period prior to 17 October 2008, the date of submission. The principal flaw with this argument is Pfizer's refusal to acknowledge that L&G is operating an index fund, which means that it could not liquidate its position in Pfizer.

Pfizer's concern, as we understand it, is that without a more detailed submission about these 2,100,000 shares, L&G might have violated the holding requirements by selling all (or all but $1999) of its 2,100,000 shares – and then bought those shares back – in the one year period prior to submission of the L&G proposal. This is utterly illogical, and Pfizer appears to have confused an index fund with day trading.

In the final analysis, Pfizer's argument for exclusion relies on various no-action letters involving individual shareholders who are told that their submission is insufficient, who respond with a broker letter identifying the individual's current holdings, and who are told that the broker letter is inadequate because it failed to identify the holdings on the submission date and the preceding one-year period. *E.g., McClatchy Co.* (1 February 2008); *D.R. Horton, Inc.* (21 November 2008). L&G's submission is materially different from the no-action letters cited by Pfizer involving Rules 14a-8(b) and (f) in three principal respects.

First, none of the proponents in those letters was a record holder of shares in the company. Thus, whatever concerns about continuous or sufficient ownership may arise when an individual holds through a bank or broker, those concerns are not present here.

Second, we deal with a record holder who is also an "institutional investment manager" that files a Form 13F each quarter to identify its holdings in specific companies, including Pfizer. Once again, we have found no letters in which the proponent of a challenged resolution is an institutional investment manager, whose holdings and long-term commitment can be easily verified.

Third, none of the proponents whose proposals were excluded under Rules 14a-8(b) and (f) was an index fund. By their very nature, index funds are passive investors and are obliged to maintain their positions in specific equities. They are not going to be liquidating (and then re-acquiring) positions in particular stocks on a short-term basis. As a result, there cannot be even a remote concern about a break in ownership during the year prior to submission of a shareholder proposal.

In short, Pfizer's objections have nothing to do with the reasons why the

Commission adopted eligibility requirements in the first place, and the letters cited by Pfizer involve wholly different facts than what we have here. L&G is an indexed, substantial and long-term investor that is entitled under Rule 14a-8 to raise governance issues with its fellow Pfizer shareholders.

Conclusion.

For these reasons, Pfizer has failed to carry its burden of justifying exclusion of this Proposal, and we respectfully ask the Division to advise Pfizer that its request for no-action relief is denied.

Thank you for your consideration of these points. Please do not hesitate to contact me if there is any further information that can be provided.

Very truly yours,

Cornish F. Hitchcock

cc: Amy W. Schulman, Esq.
Amy L. Goodman, Esq.
Mr. Barry Holman

EXHIBIT 1

45. Subsidiaries

(i) Operating subsidiaries

The principal operating subsidiaries consolidated in these financial statements are listed below. The Company holds, directly or indirectly, all of the ordinary share capital and voting rights of these companies.

Company name	Nature of business	Country of incorporation
Legal & General Finance PLC[1]	Treasury operations	England and Wales
Legal & General Resources Limited[1]	Provision of services	England and Wales
Legal & General Assurance Society Limited	Long term and general insurance	England and Wales
Legal & General Insurance Limited	General insurance	England and Wales
Legal & General Investment Management Limited	Institutional fund management	England and Wales
Legal & General Assurance (Pensions Management) Limited	Long term business	England and Wales
Legal & General Pensions Limited	Reinsurance	England and Wales
Legal & General Partnership Services Limited	Provision of services	England and Wales
Legal & General (Portfolio Management Services) Limited	Institutional fund management	England and Wales
Legal & General Property Limited	Property management	England and Wales
Legal & General (Unit Trust Managers) Limited	Unit trust management	England and Wales
LGV Capital Limited	Private equity	England and Wales
Legal & General (France) SA	Long term business	France
Legal & General Bank (France) SA	Financial services	France
Legal & General International (Ireland) Limited	Long term business	Ireland
Legal & General Nederland Levensverzekering Maatschappij NV	Long term business	Netherlands
Banner Life Insurance Company Inc	Long term business	USA
William Penn Life Insurance Company of New York Inc	Long term business	USA
First British American Reinsurance Company	Reinsurance	USA
First British American Reinsurance Company II	Reinsurance	USA
First British Bermudan Reinsurance Company	Reinsurance	Bermuda

1. Directly held by Legal & General Group Plc. All other subsidiaries are held through intermediate holding companies.

The main territory of operation of subsidiaries incorporated in England and Wales is the UK. For overseas subsidiaries the principal country of operation is the same as the country of incorporation. All subsidiaries have a 31 December year end reporting date.

The complete list of subsidiary undertakings can be obtained from the registered office at One Coleman Street, London, EC2R 5AA.

(ii) Investment vehicles

The following mutual funds and partnerships have been consolidated as a result of the Group's ability to exert control over the financial and operating activities of the investment vehicle so as to obtain economic benefits.

Vehicle name	Vehicle type	Territory	Year end reporting date	% equity held by the Group
Chineham Shopping Centre Limited Partnership	Property unit trust	Jersey	31/12/07	100.0
Ealing Shopping Centre Limited Partnership	Property unit trust	Jersey	31/12/07	100.0
Gresham Street Limited Partnership	Property unit trust	Jersey	31/12/07	100.0
Legal & General City Offices Limited Partnership	Property unit trust	Jersey	31/12/07	100.0

EXHIBIT 2

<DOCUMENT>
<TYPE>13F-HR
<SEQUENCE>1
<FILENAME>hld_13f.txt
<TEXT>

<PAGE>

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 13F

FORM 13F COVER PAGE

Report for the Calendar Year or Quarter Ended: September 30, 2007

Check here if Amendment [ ]; Amendment Number:
This Amendment (Check Only one).:
[ ] is a restatement.
[ ] adds new holding entries.

Institutional Investment Manager Filing this Report:

Name: Legal & General Group Plc

Address: One Coleman Street,London,,EC2R 5AA,England

Form 13F File Number : 28-1490

The institutional investment manager filing this report and the person by whom it is signed hereby represent that the person signing the report is authorised to submit it, that all information contained herein is true, correct and complete, and that it is understood that all required items, statements, schedules, lists, and tables, are considered integral parts of this form.

Person Signing this Report on Behalf Of Reporting Manager:

Name: Tim Breedon

Title: Group Director

Phone: 00-44207-528-6722

Signature, Place, and Date of Signing:

\s\ Tim Breedon London, England November 09, 2007

<PAGE>

Report Type (Check Only One.):

[X]13F HOLDINGS REPORT. (Check here if all holdings of this reporting manager are reported in this report.)

[ ]13F NOTICE. (Check here if no holdings reported are in this report, and all holdings are reported by other reporting manager(s).)

[ ]13F COMBINATION REPORT. (Check here if a portion of the holdings for this file reporting manager are reported in this report and a portion are reported by other reporting manager(s).)

List of Other Managers Reporting for this Manager:

<PAGE>

FORM 13F SUMMARY

Report Summary:

Number of Other Included Managers: 3

Form 13F Information Table Entry Total: 1767

Form 13F Information Table Value Total: $39353836 (thousands)

List of Other Included Managers:

Provide a numbered list of the name(s) and Form 13F file number(s) of all institutional investment managers with respect to which this report is filed, other than the manager filing this report.

No.	Form 13F File Number	Name
01		L&G Portfolio Managers Limited

02 Legal & General Asset Management (France)
03 Legal & General Investment Management Limited

<PAGE>

FORM 13F INFORMATION TABLE

<TABLE>
<CAPTION>

NAME OF ISSUER	TITLE OF CLASS	CUSIP	VALUE (x$1000)	SHARES/ PRN AMT	SH/ PRN	PUT/ CALL	INVSTMT DSCRETN	OTHER MNGRS	VOTING AUTHORITY SOLE	SHRD	NONE
<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>
3M CO	COM	88579Y101	163247	1744462	SH		DEFINED	03	1744462	0	0
3M CO	COM	88579Y101	3266	34900	SH		DEFINED	01	34900	0	0
ABBOTT LABS	COM	002824100	198456	3701147	SH		DEFINED	03	3701147	0	0
ABBOTT LABS	COM	002824100	5491	102400	SH		DEFINED	01	102400	0	0
ABBOTT LABS	COM	002824100	762	0	SH		DEFINED	02	14211	0	0
ABERCROMBIE & FITCH CO	CL A	002896207	19371	240041	SH		DEFINED	03	240041	0	0
ABERCROMBIE & FITCH CO	CL A	002896207	315	3900	SH		DEFINED	01	3900	0	0
ACADIA RLTY TR	COM SH BEN INT	004239109	14	500	SH		DEFINED	03	500	0	0
ACCENTURE LTD BERMUDA	CL A	G1150G111	59743	1484308	SH		DEFINED	03	1484308	0	0
ACCENTURE LTD BERMUDA	CL A	G1150G111	1127	28000	SH		DEFINED	01	28000	0	0
ACCENTURE LTD BERMUDA	CL A	G1150G111	65	0	SH		DEFINED	02	1607	0	0
ACE LTD	ORD	G0070K103	48144	794849	SH		DEFINED	03	794849	0	0
ACE LTD	ORD	G0070K103	937	15477	SH		DEFINED	01	15477	0	0
ADMINISTRADORA FONDOS PENSIO	SPONSORED ADR	00709P108	643	17500	SH		DEFINED	03	17500	0	0
ADOBE SYS INC	COM	00724F101	61780	1415030	SH		DEFINED	03	1415030	0	0
ADOBE SYS INC	COM	00724F101	1275	29200	SH		DEFINED	01	29200	0	0
ADOBE SYS INC	COM	00724F101	71	0	SH		DEFINED	02	1625	0	0
ADVANCED MICRO DEVICES INC	COM	007903107	20599	1560514	SH		DEFINED	03	1560514	0	0
ADVANCED MICRO DEVICES INC	COM	007903107	293	22168	SH		DEFINED	01	22168	0	0
ADVANCED SEMICONDUCTOR ENGR	SPONSORED ADR	00756M404	380	70068	SH		DEFINED	03	70068	0	0
AES CORP	COM	00130H105	32020	1597828	SH		DEFINED	03	1597828	0	0
AES CORP	COM	00130H105	621	31000	SH		DEFINED	01	31000	0	0
AETNA INC NEW	COM	00817Y108	64817	1194352	SH		DEFINED	03	1194352	0	0
AETNA INC NEW	COM	00817Y108	1313	24200	SH		DEFINED	01	24200	0	0
AFFILIATED COMPUTER SERVICES	CL A	008190100	11587	230641	SH		DEFINED	03	230641	0	0
AFFILIATED COMPUTER SERVICES	CL A	008190100	286	5700	SH		DEFINED	01	5700	0	0
AFLAC INC	COM	001055102	72173	1265300	SH		DEFINED	03	1265300	0	0
AFLAC INC	COM	001055102	1320	23148	SH		DEFINED	01	23148	0	0
AGILENT TECHNOLOGIES INC	COM	00846U101	35329	957950	SH		DEFINED	03	957950	0	0
AGILENT TECHNOLOGIES INC	COM	00846U101	650	17636	SH		DEFINED	01	17636	0	0
AGILENT TECHNOLOGIES INC	COM	00846U101	43	0	SH		DEFINED	02	1171	0	0
AGRIUM INC	COM	008916108	16006	293553	SH		DEFINED	03	293553	0	0
AGRIUM INC	COM	008916108	414	7600	SH		DEFINED	01	7600	0	0
AIR PRODS & CHEMS INC	COM	009158106	50943	521100	SH		DEFINED	03	521100	0	0
AIR PRODS & CHEMS INC	COM	009158106	4468	45700	SH		DEFINED	01	45700	0	0
AKAMAI TECHNOLOGIES INC	COM	00971T101	10661	371073	SH		DEFINED	03	371073	0	0
AKAMAI TECHNOLOGIES INC	COM	00971T101	1273	44300	SH		DEFINED	01	44300	0	0
ALBERTO CULVER CO NEW	COM	013078100	5094	205502	SH		DEFINED	03	205502	0	0
ALBERTO CULVER CO NEW	COM	013078100	72	2900	SH		DEFINED	01	2900	0	0
ALCAN INC	COM	013716105	89799	899053	SH		DEFINED	03	899053	0	0
ALCAN INC	COM	013716105	1735	17369	SH		DEFINED	01	17369	0	0
ALCATEL-LUCENT	SPONSORED ADR	013904305	19569	1922291	SH		DEFINED	03	1922291	0	0
ALCATEL-LUCENT	SPONSORED ADR	013904305	527	51801	SH		DEFINED	01	51801	0	0
ALCOA INC	COM	013817101	82425	2106976	SH		DEFINED	03	2106976	0	0
ALCOA INC	COM	013817101	4389	112188	SH		DEFINED	01	112188	0	0
ALEXANDRIA REAL ESTATE EQ IN	COM	015271109	39	400	SH		DEFINED	03	400	0	0
ALLEGHENY ENERGY INC	COM	017361106	21	400	SH		DEFINED	03	400	0	0
ALLEGHENY TECHNOLOGIES INC	COM	01741R102	264	2400	SH		DEFINED	03	2400	0	0
ALLEGHENY TECHNOLOGIES INC	COM	01741R102	2529	23000	SH		DEFINED	01	23000	0	0
ALLERGAN INC	COM	018490102	51355	796569	SH		DEFINED	03	796569	0	0
ALLERGAN INC	COM	018490102	967	15000	SH		DEFINED	01	15000	0	0
ALLIANCE DATA SYSTEMS CORP	COM	018581108	10878	140472	SH		DEFINED	03	140472	0	0
ALLIANCE DATA SYSTEMS CORP	COM	018581108	194	2500	SH		DEFINED	01	2500	0	0
ALLIANT ENERGY CORP	COM	018802108	10161	265173	SH		DEFINED	03	265173	0	0
ALLIANT ENERGY CORP	COM	018802108	234	6100	SH		DEFINED	01	6100	0	0
ALLIANT TECHSYSTEMS INC	COM	018804104	9957	91099	SH		DEFINED	03	91099	0	0
ALLIANT TECHSYSTEMS INC	COM	018804104	208	1900	SH		DEFINED	01	1900	0	0
ALLIED CAP CORP NEW	COM	01903Q108	12642	430151	SH		DEFINED	03	430151	0	0
ALLIED CAP CORP NEW	COM	01903Q108	188	6400	SH		DEFINED	01	6400	0	0
ALLIED IRISH BKS P L C	SPON ADR ORD	019228402	58	1200	SH		DEFINED	03	1200	0	0
ALLSTATE CORP	COM	020002101	80315	1404355	SH		DEFINED	03	1404355	0	0
ALLSTATE CORP	COM	020002101	1640	28678	SH		DEFINED	01	28678	0	0
ALLTEL CORP	COM	020039103	55764	800288	SH		DEFINED	03	800288	0	0
ALLTEL CORP	COM	020039103	1136	16300	SH		DEFINED	01	16300	0	0
ALLTEL CORP	COM	020039103	149	0	SH		DEFINED	02	2135	0	0
ALTERA CORP	COM	021441100	23743	986013	SH		DEFINED	03	986013	0	0
ALTERA CORP	COM	021441100	373	15500	SH		DEFINED	01	15500	0	0
ALTRIA GROUP INC	COM	02209S103	350839	5045870	SH		DEFINED	03	5045870	0	0
ALTRIA GROUP INC	COM	02209S103	14657	210800	SH		DEFINED	01	210800	0	0
ALTRIA GROUP INC	COM	02209S103	635	0	SH		DEFINED	02	9134	0	0
AMAZON COM INC	COM	023135106	71192	764272	SH		DEFINED	03	764272	0	0
AMAZON COM INC	COM	023135106	1379	14800	SH		DEFINED	01	14800	0	0
AMB PROPERTY CORP	COM	00163T109	13545	226474	SH		DEFINED	03	226474	0	0
AMB PROPERTY CORP	COM	00163T109	203	3400	SH		DEFINED	01	3400	0	0
AMBAC FINL GROUP INC	COM	023139108	16413	260899	SH		DEFINED	03	260899	0	0
AMBAC FINL GROUP INC	COM	023139108	302	4800	SH		DEFINED	01	4800	0	0
AMDOCS LTD	ORD	G02602103	18967	510013	SH		DEFINED	03	510013	0	0
AMDOCS LTD	ORD	G02602103	2931	78800	SH		DEFINED	01	78800	0	0
AMEREN CORP	COM	023608102	26024	495702	SH		DEFINED	03	495702	0	0
AMEREN CORP	COM	023608102	546	10400	SH		DEFINED	01	10400	0	0
AMERICA MOVIL SAB DE CV	SPON ADR L SHS	02364W105	8838	138100	SH		DEFINED	03	138100	0	0
AMERICAN CAMPUS CMNTYS INC	COM	024835100	9	300	SH		DEFINED	03	300	0	0
AMERICAN CAPITAL STRATEGIES	COM	024937104	1689	39530	SH		DEFINED	03	39530	0	0
AMERICAN EAGLE OUTFITTERS NE	COM	02553E106	9401	357313	SH		DEFINED	03	357313	0	0
AMERICAN EAGLE OUTFITTERS NE	COM	02553E106	193	7350	SH		DEFINED	01	7350	0	0
AMERICAN ELEC PWR INC	COM	025537101	45556	988635	SH		DEFINED	03	988635	0	0

NOVA CHEMICALS CORP	COM	66977W109	9	240 SH	DEFINED 01	240	0	0
NOVELLUS SYS INC	COM	670008101	7283	267186 SH	DEFINED 03	267186	0	0
NOVELLUS SYS INC	COM	670008101	166	6100 SH	DEFINED 01	6100	0	0
NSTAR	COM	67019E107	8297	238349 SH	DEFINED 03	238349	0	0
NSTAR	COM	67019E107	164	4700 SH	DEFINED 01	4700	0	0
NUCOR CORP	COM	670346105	42871	720887 SH	DEFINED 03	720887	0	0
NUCOR CORP	COM	670346105	886	14900 SH	DEFINED 01	14900	0	0
NUVEEN INVTS INC	CL A	67090F106	116	1868 SH	DEFINED 03	1868	0	0
NVIDIA CORP	COM	67066G104	45759	1262669 SH	DEFINED 03	1262669	0	0
NVIDIA CORP	COM	67066G104	3343	92250 SH	DEFINED 01	92250	0	0
NVR INC	COM	62944T105	5756	12241 SH	DEFINED 03	12241	0	0
NVR INC	COM	62944T105	141	300 SH	DEFINED 01	300	0	0
NYSE EURONEXT	COM	629491101	48597	611965 SH	DEFINED 03	611965	0	0
NYSE EURONEXT	COM	629491101	994	12499 SH	DEFINED 01	12499	0	0
OCCIDENTAL PETE CORP DEL	COM	674599105	139494	2176867 SH	DEFINED 03	2176867	0	0
OCCIDENTAL PETE CORP DEL	COM	674599105	8260	128900 SH	DEFINED 01	128900	0	0
OFFICE DEPOT INC	COM	676220106	13091	634888 SH	DEFINED 03	634888	0	0
OFFICE DEPOT INC	COM	676220106	250	12100 SH	DEFINED 01	12100	0	0
OFFICEMAX INC DEL	COM	67622P101	5625	164143 SH	DEFINED 03	164143	0	0
OFFICEMAX INC DEL	COM	67622P101	62	1800 SH	DEFINED 01	1800	0	0
OLD REP INTL CORP	COM	680223104	9892	527870 SH	DEFINED 03	527870	0	0
OLD REP INTL CORP	COM	680223104	189	10062 SH	DEFINED 01	10062	0	0
OMEGA HEALTHCARE INVS INC	COM	681936100	16	1000 SH	DEFINED 03	1000	0	0
OMNICARE INC	COM	681904108	8889	268313 SH	DEFINED 03	268313	0	0
OMNICARE INC	COM	681904108	169	5100 SH	DEFINED 01	5100	0	0
OMNICOM GROUP INC	COM	681919106	39271	816612 SH	DEFINED 03	816612	0	0
OMNICOM GROUP INC	COM	681919106	4953	103000 SH	DEFINED 01	103000	0	0
ONEOK INC NEW	COM	682680103	12	250 SH	DEFINED 03	250	0	0
OPEN JT STK CO-VIMPEL COMMUN	SPONSORED ADR	68370R109	15564	575585 SH	DEFINED 03	575585	0	0
OPEN JT STK CO-VIMPEL COMMUN	SPONSORED ADR	68370R109	1885	69700 SH	DEFINED 01	69700	0	0
ORACLE CORP	COM	68389X105	268053	12381186 SH	DEFINED 03	12381186	0	0
ORACLE CORP	COM	68389X105	5258	242848 SH	DEFINED 01	242848	0	0
ORACLE CORP	COM	68389X105	237	0 SH	DEFINED 02	10928	0	0
ORIENT-EXPRESS HOTELS LTD	CL A	G67743107	28	550 SH	DEFINED 03	550	0	0
P T TELEKOMUNIKASI INDONESIA	SPONSORED ADR	715684106	1098	22500 SH	DEFINED 03	22500	0	0
P T TELEKOMUNIKASI INDONESIA	SPONSORED ADR	715684106	47	953 SH	DEFINED 01	953	0	0
PACCAR INC	COM	693718108	51085	599232 SH	DEFINED 03	599232	0	0
PACCAR INC	COM	693718108	1004	11775 SH	DEFINED 01	11775	0	0
PACTIV CORP	COM	695257105	8618	300709 SH	DEFINED 03	300709	0	0
PACTIV CORP	COM	695257105	186	6500 SH	DEFINED 01	6500	0	0
PALL CORP	COM	696429307	11268	289674 SH	DEFINED 03	289674	0	0
PALL CORP	COM	696429307	210	5400 SH	DEFINED 01	5400	0	0
PARKER HANNIFIN CORP	COM	701094104	31530	281946 SH	DEFINED 03	281946	0	0
PARKER HANNIFIN CORP	COM	701094104	604	5400 SH	DEFINED 01	5400	0	0
PARKWAY PPTYS INC	COM	70159Q104	9	200 SH	DEFINED 03	200	0	0
PARTNERRE LTD	COM	G6852T105	20797	263282 SH	DEFINED 03	263282	0	0
PARTNERRE LTD	COM	G6852T105	182	2300 SH	DEFINED 01	2300	0	0
PATTERSON COMPANIES INC	COM	703395103	11976	310186 SH	DEFINED 03	310186	0	0
PATTERSON COMPANIES INC	COM	703395103	239	6200 SH	DEFINED 01	6200	0	0
PATTERSON UTI ENERGY INC	COM	703481101	7624	337779 SH	DEFINED 03	337779	0	0
PATTERSON UTI ENERGY INC	COM	703481101	172	7600 SH	DEFINED 01	7600	0	0
PAYCHEX INC	COM	704326107	37885	924022 SH	DEFINED 03	924022	0	0
PAYCHEX INC	COM	704326107	771	18800 SH	DEFINED 01	18800	0	0
PAYCHEX INC	COM	704326107	40	0 SH	DEFINED 02	985	0	0
PEABODY ENERGY CORP	COM	704549104	29242	610866 SH	DEFINED 03	610866	0	0
PEABODY ENERGY CORP	COM	704549104	661	13800 SH	DEFINED 01	13800	0	0
PENNEY J C INC	COM	708160106	33588	530023 SH	DEFINED 03	530023	0	0
PENNEY J C INC	COM	708160106	3202	50536 SH	DEFINED 01	50536	0	0
PENNSYLVANIA RL ESTATE INVT	SH BEN INT	709102107	21	550 SH	DEFINED 03	550	0	0
PENTAIR INC	COM	709631105	7268	219033 SH	DEFINED 03	219033	0	0
PENTAIR INC	COM	709631105	169	5100 SH	DEFINED 01	5100	0	0
PEOPLES UNITED FINANCIAL INC	COM	712704105	11200	648123 SH	DEFINED 03	648123	0	0
PEOPLES UNITED FINANCIAL INC	COM	712704105	179	10370 SH	DEFINED 01	10370	0	0
PEPCO HOLDINGS INC	COM	713291102	12721	469752 SH	DEFINED 03	469752	0	0
PEPCO HOLDINGS INC	COM	713291102	225	8300 SH	DEFINED 01	8300	0	0
PEPSI BOTTLING GROUP INC	COM	713409100	15465	416058 SH	DEFINED 03	416058	0	0
PEPSI BOTTLING GROUP INC	COM	713409100	390	10500 SH	DEFINED 01	10500	0	0
PEPSIAMERICAS INC	COM	71343P200	6669	205589 SH	DEFINED 03	205589	0	0
PEPSIAMERICAS INC	COM	71343P200	149	4600 SH	DEFINED 01	4600	0	0
PEPSICO INC	COM	713448108	293478	4005984 SH	DEFINED 03	4005984	0	0
PEPSICO INC	COM	713448108	10783	147190 SH	DEFINED 01	147190	0	0
PEPSICO INC	COM	713448108	632	0 SH	DEFINED 02	8628	0	0
PERKINELMER INC	COM	714046109	20	695 SH	DEFINED 03	695	0	0
PETRO-CDA	COM	71644E102	67440	1174230 SH	DEFINED 03	1174230	0	0
PETRO-CDA	COM	71644E102	1361	23700 SH	DEFINED 01	23700	0	0
PETROBRAS ENERGIA PARTCPTNS	SP ADR B SHS	71646M102	778	77400 SH	DEFINED 03	77400	0	0
PETROLEO BRASILEIRO SA PETRO	SP ADR NON VTG	71654V101	12688	196107 SH	DEFINED 03	196107	0	0
PETROLEO BRASILEIRO SA PETRO	SPONSORED ADR	71654V408	23231	307694 SH	DEFINED 03	307694	0	0
PETSMART INC	COM	716768106	9667	303034 SH	DEFINED 03	303034	0	0
PETSMART INC	COM	716768106	201	6300 SH	DEFINED 01	6300	0	0
PFIZER INC	COM	717081103	421081	17236227 SH	DEFINED 03	17236227	0	0
PFIZER INC	COM	717081103	9111	372947 SH	DEFINED 01	372947	0	0
PFIZER INC	COM	717081103	1578	0 SH	DEFINED 02	64576	0	0
PG&E CORP	COM	69331C108	41804	874554 SH	DEFINED 03	874554	0	0
PG&E CORP	COM	69331C108	5363	112200 SH	DEFINED 01	112200	0	0
PHILIPPINE LONG DISTANCE TEL	SPONSORED ADR	718252604	5076	78900 SH	DEFINED 03	78900	0	0
PHILIPPINE LONG DISTANCE TEL	SPONSORED ADR	718252604	206	3200 SH	DEFINED 01	3200	0	0
PINNACLE WEST CAP CORP	COM	723484101	9064	229399 SH	DEFINED 03	229399	0	0
PINNACLE WEST CAP CORP	COM	723484101	170	4300 SH	DEFINED 01	4300	0	0
PIONEER NAT RES CO	COM	723787107	12681	281934 SH	DEFINED 03	281934	0	0
PIONEER NAT RES CO	COM	723787107	198	4400 SH	DEFINED 01	4400	0	0
PITNEY BOWES INC	COM	724479100	24597	541554 SH	DEFINED 03	541554	0	0
PITNEY BOWES INC	COM	724479100	509	11200 SH	DEFINED 01	11200	0	0
PLUM CREEK TIMBER CO INC	COM	729251108	18990	424269 SH	DEFINED 03	424269	0	0
PLUM CREEK TIMBER CO INC	COM	729251108	380	8500 SH	DEFINED 01	8500	0	0
PMC-SIERRA INC	COM	69344F106	14	1714 SH	DEFINED 03	1714	0	0
PMI GROUP INC	COM	69344M101	6224	190349 SH	DEFINED 03	190349	0	0
PMI GROUP INC	COM	69344M101	98	3000 SH	DEFINED 01	3000	0	0
PNC FINL SVCS GROUP INC	COM	693475105	56581	830854 SH	DEFINED 03	830854	0	0
PNC FINL SVCS GROUP INC	COM	693475105	1121	16459 SH	DEFINED 01	16459	0	0

```
<DOCUMENT>
<TYPE>13F-HR
<SEQUENCE>1
<FILENAME>hld_13f.txt
<TEXT>

<PAGE>

                    UNITED STATES
          SECURITIES AND EXCHANGE COMMISSION
               Washington, D.C. 20549

                      FORM 13F

                 FORM 13F COVER PAGE

Report for the Calendar Year or Quarter Ended: December 31, 2007
--------------------------------------------

Check here if Amendment [ ];    Amendment Number:
This Amendment (Check Only one).:
      [ ]  is a restatement.
      [ ]  adds new holding entries.

Institutional Investment Manager Filing this Report:

Name: Legal & General Group Plc

Address: One Coleman Street,London,,EC2R 5AA,England

Form 13F File Number : 28-1490

      The institutional investment manager filing this report and the person by
whom it is signed hereby represent that the person signing the report is
authorised to submit it, that all information contained herein is true, correct
and complete, and that it is understood that all required items, statements,
schedules, lists, and tables, are considered integral parts of this form.

Person Signing this Report on Behalf Of Reporting Manager:

Name:           Tim Breedon

Title:          Group Director

Phone:          00-44207-528-6722

Signature, Place, and Date of Signing:

\s\ Tim Breedon        London, England          February 13, 2008

<PAGE>

Report Type (Check Only One.):
-----------------------------

[X]13F HOLDINGS REPORT. (Check here if all holdings of this reporting manager
are reported in this report.)

[ ]13F NOTICE. (Check here if no holdings reported are in this report, and all
holdings are reported by other reporting manager(s).)

[ ]13F COMBINATION REPORT. (Check here if a portion of the holdings for this
file reporting manager are reported in this report and a portion are reported
by other reporting manager(s).)

List of Other Managers Reporting for this Manager:
-------------------------------------------------

<PAGE>

                      FORM 13F SUMMARY

---------------------------------------------------
Report Summary:

Number of Other Included Managers:        3

Form 13F Information Table Entry Total:   1812

Form 13F Information Table Value Total:   $44193704 (thousands)

List of Other Included Managers:

        Provide a numbered list of the name(s) and Form 13F file number(s)
    of all institutional investment managers with respect to which this report
    is filed, other than the manager filing this report.

No.    Form 13F File Number  Name
------ --------------------- ---------------------------------------------

01                           L&G Portfolio Managers Limited
```

02 Legal & General Asset Management (France)
03 Legal & General Investment Management Limited

<PAGE>

FORM 13F INFORMATION TABLE

<TABLE>
<CAPTION>

NAME OF ISSUER	TITLE OF CLASS	CUSIP	VALUE (x$1000)	SHARES/ PRN AMT	SH/ PRN	PUT/ CALL	INVSTMT DSCRETN	OTHER MNGRS	VOTING AUTHORITY SOLE	SHRD	NONE
<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>
3M CO	COM	88579Y101	175245	2078332	SH		DEFINED	03	1824060	0	0
3M CO	COM	88579Y101	2943	34900	SH		DEFINED	01	34900	0	0
ABB LTD	SPONSORED ADR	000375204	54	1860	SH		DEFINED	03	1860	0	0
ABBOTT LABS	COM	002824100	242612	4320776	SH		DEFINED	03	3747653	0	0
ABBOTT LABS	COM	002824100	5834	103900	SH		DEFINED	01	103900	0	0
ABBOTT LABS	COM	002824100	684	12173	SH		DEFINED	02	12173	0	0
ABERCROMBIE & FITCH CO	CL A	002896207	19892	248743	SH		DEFINED	03	225610	0	0
ABERCROMBIE & FITCH CO	CL A	002896207	360	4500	SH		DEFINED	01	4500	0	0
ACADIA RLTY TR	COM SH BEN INT	004239109	13	500	SH		DEFINED	03	500	0	0
ACADIA RLTY TR	COM SH BEN INT	004239109	165	6341	SH		DEFINED	01	6341	0	0
ACCENTURE LTD BERMUDA	CL A	G1150G111	64858	1800124	SH		DEFINED	03	1598788	0	0
ACCENTURE LTD BERMUDA	CL A	G1150G111	1009	28000	SH		DEFINED	01	28000	0	0
ACCENTURE LTD BERMUDA	CL A	G1150G111	58	1607	SH		DEFINED	02	1607	0	0
ACE LTD	ORD	G0070K103	56265	910729	SH		DEFINED	03	803382	0	0
ACE LTD	ORD	G0070K103	956	15477	SH		DEFINED	01	15477	0	0
ADMINISTRADORA FONDOS PENSIO	SPONSORED ADR	00709P108	581	15600	SH		DEFINED	03	15600	0	0
ADOBE SYS INC	COM	00724F101	70452	1648760	SH		DEFINED	03	1399955	0	0
ADOBE SYS INC	COM	00724F101	1248	29200	SH		DEFINED	01	29200	0	0
ADOBE SYS INC	COM	00724F101	69	1625	SH		DEFINED	02	1625	0	0
ADVANCED MICRO DEVICES INC	COM	007903107	14151	1886860	SH		DEFINED	03	1683237	0	0
ADVANCED MICRO DEVICES INC	COM	007903107	199	26568	SH		DEFINED	01	26568	0	0
ADVANCED SEMICONDUCTOR ENGR	SPONSORED ADR	00756M404	355	70768	SH		DEFINED	03	70768	0	0
AES CORP	COM	00130H105	39940	1867239	SH		DEFINED	03	1560675	0	0
AES CORP	COM	00130H105	663	31000	SH		DEFINED	01	31000	0	0
AETNA INC NEW	COM	00817Y108	82588	1430585	SH		DEFINED	03	1242684	0	0
AETNA INC NEW	COM	00817Y108	1397	24200	SH		DEFINED	01	24200	0	0
AFFILIATED COMPUTER SERVICES	CL A	008190100	11196	248255	SH		DEFINED	03	214399	0	0
AFFILIATED COMPUTER SERVICES	CL A	008190100	257	5700	SH		DEFINED	01	5700	0	0
AFLAC INC	COM	001055102	96183	1535731	SH		DEFINED	03	1355994	0	0
AFLAC INC	COM	001055102	1450	23148	SH		DEFINED	01	23148	0	0
AGILENT TECHNOLOGIES INC	COM	00846U101	40616	1105507	SH		DEFINED	03	958081	0	0
AGILENT TECHNOLOGIES INC	COM	00846U101	648	17636	SH		DEFINED	01	17636	0	0
AGILENT TECHNOLOGIES INC	COM	00846U101	37	1001	SH		DEFINED	02	1001	0	0
AGREE REALTY CORP	COM	008492100	51	1700	SH		DEFINED	01	1700	0	0
AGRIUM INC	COM	008916108	26680	367401	SH		DEFINED	03	316598	0	0
AGRIUM INC	COM	008916108	552	7600	SH		DEFINED	01	7600	0	0
AIR PRODS & CHEMS INC	COM	009158106	62652	635226	SH		DEFINED	03	554668	0	0
AIR PRODS & CHEMS INC	COM	009158106	4507	45700	SH		DEFINED	01	45700	0	0
AKAMAI TECHNOLOGIES INC	COM	00971T101	15231	440215	SH		DEFINED	03	400886	0	0
AKAMAI TECHNOLOGIES INC	COM	00971T101	284	8200	SH		DEFINED	01	8200	0	0
ALBERTO CULVER CO NEW	COM	013078100	5361	218479	SH		DEFINED	03	208904	0	0
ALBERTO CULVER CO NEW	COM	013078100	128	5200	SH		DEFINED	01	5200	0	0
ALCATEL-LUCENT	SPONSORED ADR	013904305	14071	1922291	SH		DEFINED	03	1922291	0	0
ALCATEL-LUCENT	SPONSORED ADR	013904305	379	51801	SH		DEFINED	01	51801	0	0
ALCOA INC	COM	013817101	90105	2465250	SH		DEFINED	03	2132919	0	0
ALCOA INC	COM	013817101	4159	113788	SH		DEFINED	01	113788	0	0
ALEXANDERS INC	COM	014752109	11	30	SH		DEFINED	03	30	0	0
ALEXANDRIA REAL ESTATE EQ IN	COM	015271109	41	400	SH		DEFINED	03	400	0	0
ALEXANDRIA REAL ESTATE EQ IN	COM	015271109	609	6049	SH		DEFINED	01	6049	0	0
ALLEGHENY ENERGY INC	COM	017361106	28990	455744	SH		DEFINED	03	408944	0	0
ALLEGHENY ENERGY INC	COM	017361106	496	7800	SH		DEFINED	01	7800	0	0
ALLEGHENY TECHNOLOGIES INC	COM	01741R102	21980	254398	SH		DEFINED	03	248598	0	0
ALLEGHENY TECHNOLOGIES INC	COM	01741R102	419	4850	SH		DEFINED	01	4850	0	0
ALLERGAN INC	COM	018490102	59552	927028	SH		DEFINED	03	826594	0	0
ALLERGAN INC	COM	018490102	964	15000	SH		DEFINED	01	15000	0	0
ALLERGAN INC	COM	018490102	90	1400	SH		DEFINED	02	1400	0	0
ALLIANCE DATA SYSTEMS CORP	COM	018581108	12199	162669	SH		DEFINED	03	152225	0	0
ALLIANCE DATA SYSTEMS CORP	COM	018581108	187	2500	SH		DEFINED	01	2500	0	0
ALLIANT ENERGY CORP	COM	018802108	9564	235053	SH		DEFINED	03	208732	0	0
ALLIANT ENERGY CORP	COM	018802108	248	6100	SH		DEFINED	01	6100	0	0
ALLIANT TECHSYSTEMS INC	COM	018804104	10750	94499	SH		DEFINED	03	91515	0	0
ALLIANT TECHSYSTEMS INC	COM	018804104	216	1900	SH		DEFINED	01	1900	0	0
ALLIED CAP CORP NEW	COM	01903Q108	11028	512934	SH		DEFINED	03	456966	0	0
ALLIED CAP CORP NEW	COM	01903Q108	138	6400	SH		DEFINED	01	6400	0	0
ALLSTATE CORP	COM	020002101	86783	1661560	SH		DEFINED	03	1448875	0	0
ALLSTATE CORP	COM	020002101	1498	28678	SH		DEFINED	01	28678	0	0
ALTERA CORP	COM	021441100	22553	1167341	SH		DEFINED	03	1004016	0	0
ALTERA CORP	COM	021441100	299	15500	SH		DEFINED	01	15500	0	0
ALTRIA GROUP INC	COM	02209S103	450920	5966134	SH		DEFINED	03	5234732	0	0
ALTRIA GROUP INC	COM	02209S103	16023	212000	SH		DEFINED	01	212000	0	0
ALTRIA GROUP INC	COM	02209S103	632	8357	SH		DEFINED	02	8357	0	0
AMAZON COM INC	COM	023135106	83254	898682	SH		DEFINED	03	786347	0	0
AMAZON COM INC	COM	023135106	1371	14800	SH		DEFINED	01	14800	0	0
AMB PROPERTY CORP	COM	00163T109	19169	333018	SH		DEFINED	03	292664	0	0
AMB PROPERTY CORP	COM	00163T109	1363	24200	SH		DEFINED	01	24200	0	0
AMBAC FINL GROUP INC	COM	023139108	7330	284444	SH		DEFINED	03	242573	0	0
AMBAC FINL GROUP INC	COM	023139108	124	4800	SH		DEFINED	01	4800	0	0
AMDOCS LTD	ORD	G02602103	20287	588549	SH		DEFINED	03	504751	0	0
AMDOCS LTD	ORD	G02602103	2716	78800	SH		DEFINED	01	78800	0	0
AMEREN CORP	COM	023608102	34944	644598	SH		DEFINED	03	553090	0	0
AMEREN CORP	COM	023608102	564	10400	SH		DEFINED	01	10400	0	0
AMERICA MOVIL SAB DE CV	SPON ADR L SHS	02364W105	5722	93200	SH		DEFINED	03	93200	0	0
AMERICAN CAMPUS CMNTYS INC	COM	024835100	8	300	SH		DEFINED	03	300	0	0
AMERICAN CAMPUS CMNTYS INC	COM	024835100	148	5500	SH		DEFINED	01	5500	0	0
AMERICAN CAPITAL STRATEGIES	COM	024937104	1346	40830	SH		DEFINED	03	40830	0	0
AMERICAN EAGLE OUTFITTERS NE	COM	02553E106	9728	468345	SH		DEFINED	03	414999	0	0

PENTAIR INC	COM	709631105	178	5100	SH	DEFINED	01	5100	0	0
PEOPLES UNITED FINANCIAL INC	COM	712704105	13602	764154	SH	DEFINED	03	653036	0	0
PEOPLES UNITED FINANCIAL INC	COM	712704105	185	10370	SH	DEFINED	01	10370	0	0
PEPCO HOLDINGS INC	COM	713291102	17890	609952	SH	DEFINED	03	530977	0	0
PEPCO HOLDINGS INC	COM	713291102	243	8300	SH	DEFINED	01	8300	0	0
PEPSI BOTTLING GROUP INC	COM	713409100	19647	497902	SH	DEFINED	03	428513	0	0
PEPSI BOTTLING GROUP INC	COM	713409100	414	10500	SH	DEFINED	01	10500	0	0
PEPSIAMERICAS INC	COM	71343P200	7255	217731	SH	DEFINED	03	208986	0	0
PEPSIAMERICAS INC	COM	71343P200	153	4600	SH	DEFINED	01	4600	0	0
PEPSICO INC	COM	713448108	355643	4685674	SH	DEFINED	03	4119713	0	0
PEPSICO INC	COM	713448108	11164	147090	SH	DEFINED	01	147090	0	0
PEPSICO INC	COM	713448108	601	7922	SH	DEFINED	02	7922	0	0
PERKINELMER INC	COM	714046109	4	167	SH	DEFINED	03	167	0	0
PETRO-CDA	COM	71644E102	75681	1402777	SH	DEFINED	03	1230570	0	0
PETRO-CDA	COM	71644E102	1279	23700	SH	DEFINED	01	23700	0	0
PETROBRAS ENERGIA PARTCPTNS	SP ADR B SHS	71646M102	891	63900	SH	DEFINED	03	63900	0	0
PETROLEO BRASILEIRO SA PETRO	SP ADR NON VTG	71654V101	10786	112101	SH	DEFINED	03	112101	0	0
PETROLEO BRASILEIRO SA PETRO	SPONSORED ADR	71654V408	32491	281946	SH	DEFINED	03	281946	0	0
PETSMART INC	COM	716768106	7469	317426	SH	DEFINED	03	305157	0	0
PETSMART INC	COM	716768106	148	6300	SH	DEFINED	01	6300	0	0
PFIZER INC	COM	717081103	449511	19776129	SH	DEFINED	03	17396256	0	0
PFIZER INC	COM	717081103	10300	453147	SH	DEFINED	01	453147	0	0
PFIZER INC	COM	717081103	1429	62867	SH	DEFINED	02	62867	0	0
PG&E CORP	COM	69331C108	41009	951670	SH	DEFINED	03	838712	0	0
PG&E CORP	COM	69331C108	4835	112200	SH	DEFINED	01	112200	0	0
PHILIPPINE LONG DISTANCE TEL	SPONSORED ADR	718252604	6020	79500	SH	DEFINED	03	79500	0	0
PHILIPPINE LONG DISTANCE TEL	SPONSORED ADR	718252604	242	3200	SH	DEFINED	01	3200	0	0
PINNACLE WEST CAP CORP	COM	723484101	9452	222870	SH	DEFINED	03	213864	0	0
PINNACLE WEST CAP CORP	COM	723484101	182	4300	SH	DEFINED	01	4300	0	0
PIONEER NAT RES CO	COM	723787107	15449	316326	SH	DEFINED	03	283225	0	0
PIONEER NAT RES CO	COM	723787107	371	7600	SH	DEFINED	01	7600	0	0
PITNEY BOWES INC	COM	724479100	24908	654776	SH	DEFINED	03	562776	0	0
PITNEY BOWES INC	COM	724479100	426	11200	SH	DEFINED	01	11200	0	0
PLAINS EXPL& PRODTN CO	COM	726505100	15069	279063	SH	DEFINED	03	255548	0	0
PLAINS EXPL& PRODTN CO	COM	726505100	169	3127	SH	DEFINED	01	3127	0	0
PLUM CREEK TIMBER CO INC	COM	729251108	21240	461347	SH	DEFINED	03	400732	0	0
PLUM CREEK TIMBER CO INC	COM	729251108	391	8500	SH	DEFINED	01	8500	0	0
PMC-SIERRA INC	COM	69344F106	11	1714	SH	DEFINED	03	1714	0	0
PMI GROUP INC	COM	69344M101	2642	198978	SH	DEFINED	03	190822	0	0
PMI GROUP INC	COM	69344M101	40	3000	SH	DEFINED	01	3000	0	0
PNC FINL SVCS GROUP INC	COM	693475105	67100	1022091	SH	DEFINED	03	895507	0	0
PNC FINL SVCS GROUP INC	COM	693475105	1081	16459	SH	DEFINED	01	16459	0	0
POPULAR INC	COM	733174106	7253	684204	SH	DEFINED	03	658939	0	0
POPULAR INC	COM	733174106	127	11958	SH	DEFINED	01	11958	0	0
POST PPTYS INC	COM	737464107	19	550	SH	DEFINED	03	550	0	0
POST PPTYS INC	COM	737464107	297	8622	SH	DEFINED	01	8622	0	0
POTASH CORP SASK INC	COM	73755L107	130813	899805	SH	DEFINED	03	788867	0	0
POTASH CORP SASK INC	COM	73755L107	2079	14300	SH	DEFINED	01	14300	0	0
PPG INDS INC	COM	693506107	33455	476368	SH	DEFINED	03	412663	0	0
PPG INDS INC	COM	693506107	548	7800	SH	DEFINED	01	7800	0	0
PPL CORP	COM	69351T106	55634	1068029	SH	DEFINED	03	942869	0	0
PPL CORP	COM	69351T106	948	18200	SH	DEFINED	01	18200	0	0
PRAXAIR INC	COM	74005P104	84741	955263	SH	DEFINED	03	838047	0	0
PRAXAIR INC	COM	74005P104	6041	68100	SH	DEFINED	01	68100	0	0
PRECISION CASTPARTS CORP	COM	740189105	51250	369501	SH	DEFINED	03	324788	0	0
PRECISION CASTPARTS CORP	COM	740189105	902	6500	SH	DEFINED	01	6500	0	0
PRICE T ROWE GROUP INC	COM	74144T108	44171	725535	SH	DEFINED	03	634229	0	0
PRICE T ROWE GROUP INC	COM	74144T108	767	12600	SH	DEFINED	01	12600	0	0
PRIDE INTL INC DEL	COM	74153Q102	16171	477011	SH	DEFINED	03	408947	0	0
PRIDE INTL INC DEL	COM	74153Q102	237	7000	SH	DEFINED	01	7000	0	0
PRINCIPAL FINANCIAL GROUP IN	COM	74251V102	52879	768137	SH	DEFINED	03	667938	0	0
PRINCIPAL FINANCIAL GROUP IN	COM	74251V102	4430	64350	SH	DEFINED	01	64350	0	0
PROCTER & GAMBLE CO	COM	742718109	660743	8999501	SH	DEFINED	03	7910441	0	0
PROCTER & GAMBLE CO	COM	742718109	17468	237914	SH	DEFINED	01	237914	0	0
PROGRESS ENERGY INC	COM	743263105	32593	672985	SH	DEFINED	03	583110	0	0
PROGRESS ENERGY INC	COM	743263105	587	12114	SH	DEFINED	01	12114	0	0
PROGRESSIVE CORP OHIO	COM	743315103	40645	2121324	SH	DEFINED	03	1844014	0	0
PROGRESSIVE CORP OHIO	COM	743315103	667	34800	SH	DEFINED	01	34800	0	0
PROLOGIS	SH BEN INT	743410102	49152	775508	SH	DEFINED	03	679306	0	0
PROLOGIS	SH BEN INT	743410102	3928	62778	SH	DEFINED	01	62778	0	0
PROSPECT CAPITAL CORPORATION	COM	74348T102	62	4725	SH	DEFINED	03	4725	0	0
PROTECTIVE LIFE CORP	COM	743674103	6322	154114	SH	DEFINED	03	147831	0	0
PROTECTIVE LIFE CORP	COM	743674103	123	3000	SH	DEFINED	01	3000	0	0
PRUDENTIAL FINL INC	COM	744320102	118799	1276856	SH	DEFINED	03	1110145	0	0
PRUDENTIAL FINL INC	COM	744320102	5880	63200	SH	DEFINED	01	63200	0	0
PS BUSINESS PKS INC CALIF	COM	69360J107	15	280	SH	DEFINED	03	280	0	0
PUBLIC STORAGE	COM	74460D109	28178	383848	SH	DEFINED	03	338895	0	0
PUBLIC STORAGE	COM	74460D109	2284	31211	SH	DEFINED	01	31211	0	0
PUBLIC SVC ENTERPRISE GROUP	COM	744573106	72113	734050	SH	DEFINED	03	639939	0	0
PUBLIC SVC ENTERPRISE GROUP	COM	744573106	1159	11800	SH	DEFINED	01	11800	0	0
PUGET ENERGY INC NEW	COM	745310102	7525	274317	SH	DEFINED	03	263751	0	0
PUGET ENERGY INC NEW	COM	745310102	170	6200	SH	DEFINED	01	6200	0	0
PULTE HOMES INC	COM	745867101	7012	665253	SH	DEFINED	03	577467	0	0
PULTE HOMES INC	COM	745867101	112	10600	SH	DEFINED	01	10600	0	0
QUALCOMM INC	COM	747525103	186937	4750612	SH	DEFINED	03	4167302	0	0
QUALCOMM INC	COM	747525103	4927	125200	SH	DEFINED	01	125200	0	0
QUALCOMM INC	COM	747525103	173	4409	SH	DEFINED	02	4409	0	0
QUEST DIAGNOSTICS INC	COM	74834L100	21419	404898	SH	DEFINED	03	331684	0	0
QUEST DIAGNOSTICS INC	COM	74834L100	444	8400	SH	DEFINED	01	8400	0	0
QUESTAR CORP	COM	748356102	26810	495557	SH	DEFINED	03	435917	0	0
QUESTAR CORP	COM	748356102	514	9500	SH	DEFINED	01	9500	0	0
QWEST COMMUNICATIONS INTL IN	COM	749121109	35899	5121160	SH	DEFINED	03	4395419	0	0
QWEST COMMUNICATIONS INTL IN	COM	749121109	618	88135	SH	DEFINED	01	88135	0	0
QWEST COMMUNICATIONS INTL IN	COM	749121109	69	9835	SH	DEFINED	02	9835	0	0
RADIOSHACK CORP	COM	750438103	4358	258482	SH	DEFINED	03	246188	0	0
RADIOSHACK CORP	COM	750438103	69	4100	SH	DEFINED	01	4100	0	0
RAMCO-GERSHENSON PPTYS TR	COM SH BEN INT	751452202	6	300	SH	DEFINED	03	300	0	0
RAMCO-GERSHENSON PPTYS TR	COM SH BEN INT	751452202	79	3719	SH	DEFINED	01	3719	0	0
RANGE RES CORP	COM	75281A109	262	5100	SH	DEFINED	03	5100	0	0
RANGE RES CORP	COM	75281A109	2470	48100	SH	DEFINED	01	48100	0	0

<DOCUMENT>
<TYPE>13F-HR
<SEQUENCE>1
<FILENAME>hld_13f.txt
<TEXT>

<PAGE>

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 13F

FORM 13F COVER PAGE

Report for the Calendar Year or Quarter Ended: March 31, 2008

Check here if Amendment [ ]; Amendment Number:
This Amendment (Check Only one).:
[ ] is a restatement.
[ ] adds new holding entries.

Institutional Investment Manager Filing this Report:

Name: Legal & General Group Plc

Address: One Coleman Street,London,,EC2R 5AA,England

Form 13F File Number : 28-1490

The institutional investment manager filing this report and the person by whom it is signed hereby represent that the person signing the report is authorised to submit it, that all information contained herein is true, correct and complete, and that it is understood that all required items, statements, schedules, lists, and tables, are considered integral parts of this form.

Person Signing this Report on Behalf Of Reporting Manager:

Name: Tim Breedon

Title: Group Director

Phone: 00-44203-124-2002

Signature, Place, and Date of Signing:

\s\ Tim Breedon London, England May 13, 2008

<PAGE>

Report Type (Check Only One.):

[X]13F HOLDINGS REPORT. (Check here if all holdings of this reporting manager are reported in this report.)

[ ]13F NOTICE. (Check here if no holdings reported are in this report, and all holdings are reported by other reporting manager(s).)

[ ]13F COMBINATION REPORT. (Check here if a portion of the holdings for this file reporting manager are reported in this report and a portion are reported by other reporting manager(s).)

List of Other Managers Reporting for this Manager:

<PAGE>

FORM 13F SUMMARY

Report Summary:

Number of Other Included Managers: 3

Form 13F Information Table Entry Total: 1854

Form 13F Information Table Value Total: $40077967 (thousands)

List of Other Included Managers:

Provide a numbered list of the name(s) and Form 13F file number(s) of all institutional investment managers with respect to which this report is filed, other than the manager filing this report.

No.	Form 13F File Number	Name
01		L&G Portfolio Managers Limited

02 Legal & General Asset Management (France)
03 Legal & General Investment Management Limited

<PAGE>

FORM 13F INFORMATION TABLE

<TABLE>
<CAPTION>

NAME OF ISSUER	TITLE OF CLASS	CUSIP	VALUE (x$1000)	SHARES/ PRN AMT	SH/ PRN	PUT/ CALL	INVSTMT DSCRETN	OTHER MNGRS	VOTING AUTHORITY SOLE	SHRD	NONE
<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>
3M CO	COM	88579Y101	2762	34900	SH		DEFINED	01	34900	0	0
3M CO	COM	88579Y101	163413	2064600	SH		DEFINED	03	1817828	0	0
ABBOTT LABS	COM	002824100	629	11397	SH		DEFINED	02	11397	0	0
ABBOTT LABS	COM	002824100	6750	122400	SH		DEFINED	01	122400	0	0
ABBOTT LABS	COM	002824100	250198	4536686	SH		DEFINED	03	4007863	0	0
ABERCROMBIE & FITCH CO	CL A	002896207	329	4500	SH		DEFINED	01	4500	0	0
ABERCROMBIE & FITCH CO	CL A	002896207	17898	244715	SH		DEFINED	03	221582	0	0
ACADIA RLTY TR	COM SH BEN INT	004239109	152	6341	SH		DEFINED	01	6341	0	0
ACADIA RLTY TR	COM SH BEN INT	004239109	22	900	SH		DEFINED	03	900	0	0
ACCENTURE LTD BERMUDA	CL A	G1150G111	57	1607	SH		DEFINED	02	1607	0	0
ACCENTURE LTD BERMUDA	CL A	G1150G111	985	28000	SH		DEFINED	01	28000	0	0
ACCENTURE LTD BERMUDA	CL A	G1150G111	62107	1765906	SH		DEFINED	03	1564570	0	0
ACE LTD	ORD	G0070K103	852	15477	SH		DEFINED	01	15477	0	0
ACE LTD	ORD	G0070K103	52723	957549	SH		DEFINED	03	845202	0	0
ACTIVISION INC NEW	COM NEW	004930202	21	760	SH		DEFINED	03	760	0	0
ADMINISTRADORA FONDOS PENSIO	SPONSORED ADR	00709P108	578	15600	SH		DEFINED	03	15600	0	0
ADOBE SYS INC	COM	00724F101	53	1485	SH		DEFINED	02	1485	0	0
ADOBE SYS INC	COM	00724F101	1039	29200	SH		DEFINED	01	29200	0	0
ADOBE SYS INC	COM	00724F101	57718	1621738	SH		DEFINED	03	1422833	0	0
ADVANCED MICRO DEVICES INC	COM	007903107	156	26568	SH		DEFINED	01	26568	0	0
ADVANCED MICRO DEVICES INC	COM	007903107	12423	2109160	SH		DEFINED	03	1905537	0	0
ADVANCED SEMICONDUCTOR ENGR	SPONSORED ADR	00756M404	400	82868	SH		DEFINED	03	82868	0	0
AES CORP	COM	00130H105	517	31000	SH		DEFINED	01	31000	0	0
AES CORP	COM	00130H105	31051	1862659	SH		DEFINED	03	1633295	0	0
AETNA INC NEW	COM	00817Y108	1019	24200	SH		DEFINED	01	24200	0	0
AETNA INC NEW	COM	00817Y108	58982	1401321	SH		DEFINED	03	1213420	0	0
AFFILIATED COMPUTER SERVICES	CL A	008190100	286	5700	SH		DEFINED	01	5700	0	0
AFFILIATED COMPUTER SERVICES	CL A	008190100	12295	245357	SH		DEFINED	03	211501	0	0
AFLAC INC	COM	001055102	1503	23148	SH		DEFINED	01	23148	0	0
AFLAC INC	COM	001055102	101234	1558642	SH		DEFINED	03	1388505	0	0
AGILENT TECHNOLOGIES INC	COM	00846U101	30	1001	SH		DEFINED	02	1001	0	0
AGILENT TECHNOLOGIES INC	COM	00846U101	526	17636	SH		DEFINED	01	17636	0	0
AGILENT TECHNOLOGIES INC	COM	00846U101	33871	1135483	SH		DEFINED	03	988057	0	0
AGREE REALTY CORP	COM	008492100	48	1700	SH		DEFINED	01	1700	0	0
AGRIUM INC	COM	008916108	472	7600	SH		DEFINED	01	7600	0	0
AGRIUM INC	COM	008916108	27969	450101	SH		DEFINED	03	394298	0	0
AIR PRODS & CHEMS INC	COM	009158106	4076	44300	SH		DEFINED	01	44300	0	0
AIR PRODS & CHEMS INC	COM	009158106	58978	641068	SH		DEFINED	03	566910	0	0
AKAMAI TECHNOLOGIES INC	COM	00971T101	231	8200	SH		DEFINED	01	8200	0	0
AKAMAI TECHNOLOGIES INC	COM	00971T101	13167	467595	SH		DEFINED	03	428266	0	0
ALBERTO CULVER CO NEW	COM	013078100	143	5200	SH		DEFINED	01	5200	0	0
ALBERTO CULVER CO NEW	COM	013078100	5936	216565	SH		DEFINED	03	206990	0	0
ALCATEL-LUCENT	SPONSORED ADR	013904305	298	51801	SH		DEFINED	01	51801	0	0
ALCATEL-LUCENT	SPONSORED ADR	013904305	11072	1922291	SH		DEFINED	03	1922291	0	0
ALCOA INC	COM	013817101	2592	71888	SH		DEFINED	01	71888	0	0
ALCOA INC	COM	013817101	89344	2477641	SH		DEFINED	03	2183610	0	0
ALEXANDERS INC	COM	014752109	11	30	SH		DEFINED	03	30	0	0
ALEXANDRIA REAL ESTATE EQ IN	COM	015271109	583	6349	SH		DEFINED	01	6349	0	0
ALEXANDRIA REAL ESTATE EQ IN	COM	015271109	74	800	SH		DEFINED	03	800	0	0
ALLEGHENY ENERGY INC	COM	017361106	394	7800	SH		DEFINED	01	7800	0	0
ALLEGHENY ENERGY INC	COM	017361106	22737	450244	SH		DEFINED	03	403444	0	0
ALLEGHENY TECHNOLOGIES INC	COM	01741R102	346	4850	SH		DEFINED	01	4850	0	0
ALLEGHENY TECHNOLOGIES INC	COM	01741R102	21685	303879	SH		DEFINED	03	285079	0	0
ALLERGAN INC	COM	018490102	152	2700	SH		DEFINED	02	2700	0	0
ALLERGAN INC	COM	018490102	846	15000	SH		DEFINED	01	15000	0	0
ALLERGAN INC	COM	018490102	56662	1004828	SH		DEFINED	03	896594	0	0
ALLIANCE DATA SYSTEMS CORP	COM	018581108	119	2500	SH		DEFINED	01	2500	0	0
ALLIANCE DATA SYSTEMS CORP	COM	018581108	7632	160633	SH		DEFINED	03	150189	0	0
ALLIANT ENERGY CORP	COM	018802108	214	6100	SH		DEFINED	01	6100	0	0
ALLIANT ENERGY CORP	COM	018802108	9544	272600	SH		DEFINED	03	246279	0	0
ALLIANT TECHSYSTEMS INC	COM	018804104	197	1900	SH		DEFINED	01	1900	0	0
ALLIANT TECHSYSTEMS INC	COM	018804104	9484	91610	SH		DEFINED	03	88626	0	0
ALLIED CAP CORP NEW	COM	01903Q108	118	6400	SH		DEFINED	01	6400	0	0
ALLIED CAP CORP NEW	COM	01903Q108	9337	506634	SH		DEFINED	03	450666	0	0
ALLSTATE CORP	COM	020002101	1378	28678	SH		DEFINED	01	28678	0	0
ALLSTATE CORP	COM	020002101	78256	1628301	SH		DEFINED	03	1415616	0	0
ALTERA CORP	COM	021441100	286	15500	SH		DEFINED	01	15500	0	0
ALTERA CORP	COM	021441100	20307	1101844	SH		DEFINED	03	938519	0	0
ALTRIA GROUP INC	COM	02209S103	183	8263	SH		DEFINED	02	8263	0	0
ALTRIA GROUP INC	COM	02209S103	3539	159400	SH		DEFINED	01	159400	0	0
ALTRIA GROUP INC	COM	02209S103	134910	6077030	SH		DEFINED	03	5359528	0	0
AMAZON COM INC	COM	023135106	1055	14800	SH		DEFINED	01	14800	0	0
AMAZON COM INC	COM	023135106	63901	896226	SH		DEFINED	03	783891	0	0
AMB PROPERTY CORP	COM	00163T109	1330	24500	SH		DEFINED	01	24500	0	0
AMB PROPERTY CORP	COM	00163T109	17414	319999	SH		DEFINED	03	279645	0	0
AMBAC FINL GROUP INC	COM	023139108	28	4800	SH		DEFINED	01	4800	0	0
AMBAC FINL GROUP INC	COM	023139108	1758	305744	SH		DEFINED	03	263873	0	0
AMDOCS LTD	ORD	G02602103	1092	38500	SH		DEFINED	01	38500	0	0
AMDOCS LTD	ORD	G02602103	16362	576949	SH		DEFINED	03	493151	0	0
AMEREN CORP	COM	023608102	458	10400	SH		DEFINED	01	10400	0	0
AMEREN CORP	COM	023608102	28472	646498	SH		DEFINED	03	554990	0	0
AMERICA MOVIL SAB DE CV	SPON ADR L SHS	02364W105	3768	59165	SH		DEFINED	03	59165	0	0
AMERICAN CAMPUS CMNTYS INC	COM	024835100	151	5500	SH		DEFINED	01	5500	0	0
AMERICAN CAMPUS CMNTYS INC	COM	024835100	19	700	SH		DEFINED	03	700	0	0
AMERICAN CAPITAL STRATEGIES	COM	024937104	1439	42130	SH		DEFINED	03	42130	0	0
AMERICAN EAGLE OUTFITTERS NE	COM	02553E106	129	7350	SH		DEFINED	01	7350	0	0

PARKER HANNIFIN CORP	COM	701094104	31504	454798	SH	DEFINED 03	395077	0	0
PARKWAY PPTYS INC	COM	70159Q104	121	3268	SH	DEFINED 01	3268	0	0
PARKWAY PPTYS INC	COM	70159Q104	15	400	SH	DEFINED 03	400	0	0
PARTNERRE LTD	COM	G6852T105	175	2300	SH	DEFINED 01	2300	0	0
PARTNERRE LTD	COM	G6852T105	16286	213441	SH	DEFINED 03	198225	0	0
PATRIOT COAL CORP	COM	70336T104	65	1380	SH	DEFINED 01	1380	0	0
PATRIOT COAL CORP	COM	70336T104	3975	84620	SH	DEFINED 03	74590	0	0
PATTERSON COMPANIES INC	COM	703395103	225	6200	SH	DEFINED 01	6200	0	0
PATTERSON COMPANIES INC	COM	703395103	11906	327992	SH	DEFINED 03	286073	0	0
PATTERSON UTI ENERGY INC	COM	703481101	199	7600	SH	DEFINED 01	7600	0	0
PATTERSON UTI ENERGY INC	COM	703481101	9204	351576	SH	DEFINED 03	337405	0	0
PAYCHEX INC	COM	704326107	644	18800	SH	DEFINED 01	18800	0	0
PAYCHEX INC	COM	704326107	38088	1111740	SH	DEFINED 03	962598	0	0
PAYCHEX INC	COM	704326107	34	985	SH	DEFINED 02	985	0	0
PEABODY ENERGY CORP	COM	704549104	704	13800	SH	DEFINED 01	13800	0	0
PEABODY ENERGY CORP	COM	704549104	41222	808279	SH	DEFINED 03	717597	0	0
PENNEY J C INC	COM	708160106	1333	35336	SH	DEFINED 01	35336	0	0
PENNEY J C INC	COM	708160106	24237	642713	SH	DEFINED 03	565940	0	0
PENNSYLVANIA RL ESTATE INVT	SH BEN INT	709102107	187	7731	SH	DEFINED 01	7731	0	0
PENNSYLVANIA RL ESTATE INVT	SH BEN INT	709102107	26	1050	SH	DEFINED 03	1050	0	0
PENTAIR INC	COM	709631105	163	5100	SH	DEFINED 01	5100	0	0
PENTAIR INC	COM	709631105	7351	230434	SH	DEFINED 03	200402	0	0
PEOPLES UNITED FINANCIAL INC	COM	712704105	254	14670	SH	DEFINED 01	14670	0	0
PEOPLES UNITED FINANCIAL INC	COM	712704105	18256	1054654	SH	DEFINED 03	943536	0	0
PEPCO HOLDINGS INC	COM	713291102	205	8300	SH	DEFINED 01	8300	0	0
PEPCO HOLDINGS INC	COM	713291102	16084	650632	SH	DEFINED 03	571657	0	0
PEPSI BOTTLING GROUP INC	COM	713409100	356	10500	SH	DEFINED 01	10500	0	0
PEPSI BOTTLING GROUP INC	COM	713409100	16694	492307	SH	DEFINED 03	422918	0	0
PEPSIAMERICAS INC	COM	71343P200	117	4600	SH	DEFINED 01	4600	0	0
PEPSIAMERICAS INC	COM	71343P200	5770	226012	SH	DEFINED 03	217267	0	0
PEPSICO INC	COM	713448108	595	8236	SH	DEFINED 02	8236	0	0
PEPSICO INC	COM	713448108	9631	133390	SH	DEFINED 01	133390	0	0
PEPSICO INC	COM	713448108	344395	4770013	SH	DEFINED 03	4216252	0	0
PERKINELMER INC	COM	714046109	4	167	SH	DEFINED 03	167	0	0
PETRO-CDA	COM	71644E102	1033	23700	SH	DEFINED 01	23700	0	0
PETRO-CDA	COM	71644E102	57903	1328594	SH	DEFINED 03	1156387	0	0
PETROBRAS ENERGIA PARTCPTNS	SP ADR B SHS	71646M102	725	63900	SH	DEFINED 03	63900	0	0
PETROLEO BRASILEIRO SA PETRO	SP ADR NON VTG	71654V101	7730	91272	SH	DEFINED 03	91272	0	0
PETROLEO BRASILEIRO SA PETRO	SPONSORED ADR	71654V408	28003	274246	SH	DEFINED 03	274246	0	0
PETSMART INC	COM	716768106	129	6300	SH	DEFINED 01	6300	0	0
PETSMART INC	COM	716768106	7639	373747	SH	DEFINED 03	361478	0	0
PFIZER INC	COM	717081103	1197	57210	SH	DEFINED 02	57210	0	0
PFIZER INC	COM	717081103	9394	448847	SH	DEFINED 01	448847	0	0
PFIZER INC	COM	717081103	411689	19669783	SH	DEFINED 03	17328910	0	0
PG&E CORP	COM	69331C108	2018	54800	SH	DEFINED 01	54800	0	0
PG&E CORP	COM	69331C108	34805	945270	SH	DEFINED 03	832312	0	0
PHILIPPINE LONG DISTANCE TEL	SPONSORED ADR	718252604	213	3200	SH	DEFINED 01	3200	0	0
PHILIPPINE LONG DISTANCE TEL	SPONSORED ADR	718252604	4898	73700	SH	DEFINED 03	73700	0	0
PINNACLE WEST CAP CORP	COM	723484101	151	4300	SH	DEFINED 01	4300	0	0
PINNACLE WEST CAP CORP	COM	723484101	7731	220370	SH	DEFINED 03	197264	0	0
PIONEER NAT RES CO	COM	723787107	373	7600	SH	DEFINED 01	7600	0	0
PIONEER NAT RES CO	COM	723787107	15700	319626	SH	DEFINED 03	286525	0	0
PITNEY BOWES INC	COM	724479100	392	11200	SH	DEFINED 01	11200	0	0
PITNEY BOWES INC	COM	724479100	22622	645984	SH	DEFINED 03	564084	0	0
PLAINS EXPL& PRODTN CO	COM	726505100	251	4727	SH	DEFINED 01	4727	0	0
PLAINS EXPL& PRODTN CO	COM	726505100	16827	316663	SH	DEFINED 03	277148	0	0
PLUM CREEK TIMBER CO INC	COM	729251108	346	8500	SH	DEFINED 01	8500	0	0
PLUM CREEK TIMBER CO INC	COM	729251108	20136	494747	SH	DEFINED 03	434132	0	0
PMC-SIERRA INC	COM	69344F106	10	1714	SH	DEFINED 03	1714	0	0
PMI GROUP INC	COM	69344M101	17	3000	SH	DEFINED 01	3000	0	0
PMI GROUP INC	COM	69344M101	1139	195778	SH	DEFINED 03	187622	0	0
PNC FINL SVCS GROUP INC	COM	693475105	1079	16459	SH	DEFINED 01	16459	0	0
PNC FINL SVCS GROUP INC	COM	693475105	66987	1021616	SH	DEFINED 03	903032	0	0
POLYCOM INC	COM	73172K104	104	4600	SH	DEFINED 03	4600	0	0
POOL CORPORATION	COM	73278L105	76	4000	SH	DEFINED 03	4000	0	0
POPULAR INC	COM	733174106	139	11958	SH	DEFINED 01	11958	0	0
POPULAR INC	COM	733174106	7862	674304	SH	DEFINED 03	589039	0	0
POST PPTYS INC	COM	737464107	332	8622	SH	DEFINED 01	8622	0	0
POST PPTYS INC	COM	737464107	41	1050	SH	DEFINED 03	1050	0	0
POTASH CORP SASK INC	COM	73755L107	3542	22800	SH	DEFINED 01	22800	0	0
POTASH CORP SASK INC	COM	73755L107	140584	904389	SH	DEFINED 03	796751	0	0
PPG INDS INC	COM	693506107	472	7800	SH	DEFINED 01	7800	0	0
PPG INDS INC	COM	693506107	28851	476796	SH	DEFINED 03	413091	0	0
PPL CORP	COM	69351T106	836	18200	SH	DEFINED 01	18200	0	0
PPL CORP	COM	69351T106	48506	1056316	SH	DEFINED 03	931156	0	0
PRAXAIR INC	COM	74005P104	4868	57800	SH	DEFINED 01	57800	0	0
PRAXAIR INC	COM	74005P104	79482	943636	SH	DEFINED 03	833120	0	0
PRECISION CASTPARTS CORP	COM	740189105	664	6500	SH	DEFINED 01	6500	0	0
PRECISION CASTPARTS CORP	COM	740189105	40260	394401	SH	DEFINED 03	349688	0	0
PRICE T ROWE GROUP INC	COM	74144T108	630	12600	SH	DEFINED 01	12600	0	0
PRICE T ROWE GROUP INC	COM	74144T108	35909	718174	SH	DEFINED 03	626868	0	0
PRICELINE COM INC	COM NEW	741503403	17	140	SH	DEFINED 03	140	0	0
PRIDE INTL INC DEL	COM	74153Q102	245	7000	SH	DEFINED 01	7000	0	0
PRIDE INTL INC DEL	COM	74153Q102	15502	443547	SH	DEFINED 03	375463	0	0
PRINCIPAL FINANCIAL GROUP IN	COM	74251V102	1872	33600	SH	DEFINED 01	33600	0	0
PRINCIPAL FINANCIAL GROUP IN	COM	74251V102	42893	769787	SH	DEFINED 03	680188	0	0
PROCTER & GAMBLE CO	COM	742718109	14169	202214	SH	DEFINED 01	202214	0	0
PROCTER & GAMBLE CO	COM	742718109	628196	8965265	SH	DEFINED 03	7909805	0	0
PROGRESS ENERGY INC	COM	743263105	505	12114	SH	DEFINED 01	12114	0	0
PROGRESS ENERGY INC	COM	743263105	28094	673710	SH	DEFINED 03	583835	0	0
PROGRESSIVE CORP OHIO	COM	743315103	559	34800	SH	DEFINED 01	34800	0	0
PROGRESSIVE CORP OHIO	COM	743315103	33596	2090624	SH	DEFINED 03	1813314	0	0
PROLOGIS	SH BEN INT	743410102	3758	63378	SH	DEFINED 01	63378	0	0
PROLOGIS	SH BEN INT	743410102	45510	773186	SH	DEFINED 03	684384	0	0
PROSPECT CAPITAL CORPORATION	COM	74348T102	85	5559	SH	DEFINED 03	5559	0	0
PROTECTIVE LIFE CORP	COM	743674103	122	3000	SH	DEFINED 01	3000	0	0
PROTECTIVE LIFE CORP	COM	743674103	6149	151614	SH	DEFINED 03	145331	0	0
PRUDENTIAL FINL INC	COM	744320102	3271	41800	SH	DEFINED 01	41800	0	0
PRUDENTIAL FINL INC	COM	744320102	99093	1266358	SH	DEFINED 03	1109647	0	0
PS BUSINESS PKS INC CALIF	COM	69360J107	20	380	SH	DEFINED 03	380	0	0

<DOCUMENT>
<TYPE>13F-HR
<SEQUENCE>1
<FILENAME>hld_13f.txt
<TEXT>

<PAGE>

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 13F

FORM 13F COVER PAGE

Report for the Calendar Year or Quarter Ended: June 30, 2008

Check here if Amendment [ ]; Amendment Number:
This Amendment (Check Only one).:
[ ] is a restatement.
[ ] adds new holding entries.

Institutional Investment Manager Filing this Report:

Name: Legal & General Group Plc

Address: One Coleman Street,London,,EC2R 5AA,England

Form 13F File Number : 28-1490

The institutional investment manager filing this report and the person by whom it is signed hereby represent that the person signing the report is authorised to submit it, that all information contained herein is true, correct and complete, and that it is understood that all required items, statements, schedules, lists, and tables, are considered integral parts of this form.

Person Signing this Report on Behalf Of Reporting Manager:

Name: Tim Breedon

Title: Group Director

Phone: 00-44203-124-2002

Signature, Place, and Date of Signing:

\s\ Tim Breedon London, England August 13, 2008

<PAGE>

Report Type (Check Only One.):

[X]13F HOLDINGS REPORT. (Check here if all holdings of this reporting manager are reported in this report.)

[ ]13F NOTICE. (Check here if no holdings reported are in this report, and all holdings are reported by other reporting manager(s).)

[ ]13F COMBINATION REPORT. (Check here if a portion of the holdings for this file reporting manager are reported in this report and a portion are reported by other reporting manager(s).)

List of Other Managers Reporting for this Manager:

<PAGE>

FORM 13F SUMMARY

Report Summary:

Number of Other Included Managers: 3

Form 13F Information Table Entry Total: 1994

Form 13F Information Table Value Total: $46722561 (thousands)

List of Other Included Managers:

Provide a numbered list of the name(s) and Form 13F file number(s) of all institutional investment managers with respect to which this report is filed, other than the manager filing this report.

No.	Form 13F File Number	Name
01		L&G Portfolio Managers Limited

02 Legal & General Asset Management (France)
03 Legal & General Investment Management Limited

<PAGE>

FORM 13F INFORMATION TABLE

<TABLE>
<CAPTION>

NAME OF ISSUER	TITLE OF CLASS	CUSIP	VALUE (x$1000)	SHARES/ PRN AMT	SH/ PRN	PUT/ CALL	INVSTMT DSCRETN	OTHER MNGRS	VOTING AUTHORITY SOLE	SHRD	NONE
<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>
3M CO	COM	88579Y101	1773	25483	SH		DEFINED	01	25483	0	0
3M CO	COM	88579Y101	169903	2441493	SH		DEFINED	03	2194721	0	0
ABBOTT LABS	COM	002824100	590	11130	SH		DEFINED	02	11130	0	0
ABBOTT LABS	COM	002824100	10724	202300	SH		DEFINED	01	202300	0	0
ABBOTT LABS	COM	002824100	283545	5352934	SH		DEFINED	03	4824111	0	0
ABERCROMBIE & FITCH CO	CL A	002896207	231	3685	SH		DEFINED	01	3685	0	0
ABERCROMBIE & FITCH CO	CL A	002896207	17703	282432	SH		DEFINED	03	259299	0	0
ACADIA RLTY TR	COM SH BEN INT	004239109	347	15041	SH		DEFINED	01	15041	0	0
ACADIA RLTY TR	COM SH BEN INT	004239109	21	900	SH		DEFINED	03	900	0	0
ACCENTURE LTD BERMUDA	CL A	G1150G111	65	1607	SH		DEFINED	02	1607	0	0
ACCENTURE LTD BERMUDA	CL A	G1150G111	820	20132	SH		DEFINED	01	20132	0	0
ACCENTURE LTD BERMUDA	CL A	G1150G111	81853	2010135	SH		DEFINED	03	1808799	0	0
ACE LTD	ORD	G0070K103	654	11876	SH		DEFINED	01	11876	0	0
ACE LTD	ORD	G0070K103	63591	1154310	SH		DEFINED	03	1041963	0	0
ADMINISTRADORA FONDOS PENSIO	SPONSORED ADR	00709P108	398	15600	SH		DEFINED	03	15600	0	0
ADOBE SYS INC	COM	00724F101	58	1485	SH		DEFINED	02	1485	0	0
ADOBE SYS INC	COM	00724F101	757	19215	SH		DEFINED	01	19215	0	0
ADOBE SYS INC	COM	00724F101	69782	1771567	SH		DEFINED	03	1572662	0	0
ADVANCE AUTO PARTS INC	COM	00751Y106	39	1000	SH		DEFINED	03	1000	0	0
ADVANCED ENERGY INDS	COM	007973100	34	2500	SH		DEFINED	03	2500	0	0
ADVANCED MICRO DEVICES INC	COM	007903107	127	21759	SH		DEFINED	01	21759	0	0
ADVANCED MICRO DEVICES INC	COM	007903107	15146	2598019	SH		DEFINED	03	2394396	0	0
ADVANCED SEMICONDUCTOR ENGR	SPONSORED ADR	00756M404	369	82868	SH		DEFINED	03	82868	0	0
AES CORP	COM	00130H105	469	24389	SH		DEFINED	01	24389	0	0
AES CORP	COM	00130H105	43909	2285725	SH		DEFINED	03	2056361	0	0
AETNA INC NEW	COM	00817Y108	706	17420	SH		DEFINED	01	17420	0	0
AETNA INC NEW	COM	00817Y108	64860	1600308	SH		DEFINED	03	1412407	0	0
AFFILIATED COMPUTER SERVICES	CL A	008190100	143	2668	SH		DEFINED	01	2668	0	0
AFFILIATED COMPUTER SERVICES	CL A	008190100	16104	301075	SH		DEFINED	03	267219	0	0
AFFILIATED MANAGERS GROUP	COM	008252108	27	300	SH		DEFINED	03	300	0	0
AFLAC INC	COM	001055102	1078	17158	SH		DEFINED	01	17158	0	0
AFLAC INC	COM	001055102	111375	1773481	SH		DEFINED	03	1603344	0	0
AGCO CORP	COM	001084102	649	12390	SH		DEFINED	03	12390	0	0
AGILENT TECHNOLOGIES INC	COM	00846U101	36	1001	SH		DEFINED	02	1001	0	0
AGILENT TECHNOLOGIES INC	COM	00846U101	464	13044	SH		DEFINED	01	13044	0	0
AGILENT TECHNOLOGIES INC	COM	00846U101	44737	1258792	SH		DEFINED	03	1111366	0	0
AGREE REALTY CORP	COM	008492100	78	3600	SH		DEFINED	01	3600	0	0
AGRIUM INC	COM	008916108	620	5724	SH		DEFINED	01	5724	0	0
AGRIUM INC	COM	008916108	54249	500877	SH		DEFINED	03	445074	0	0
AIR PRODS & CHEMS INC	COM	009158106	8011	81036	SH		DEFINED	01	81036	0	0
AIR PRODS & CHEMS INC	COM	009158106	74854	757175	SH		DEFINED	03	683017	0	0
AK STL HLDG CORP	COM	001547108	711	10300	SH		DEFINED	03	10300	0	0
AKAMAI TECHNOLOGIES INC	COM	00971T101	234	6716	SH		DEFINED	01	6716	0	0
AKAMAI TECHNOLOGIES INC	COM	00971T101	19744	567519	SH		DEFINED	03	518290	0	0
ALBERTO CULVER CO NEW	COM	013078100	112	4259	SH		DEFINED	01	4259	0	0
ALBERTO CULVER CO NEW	COM	013078100	5880	223832	SH		DEFINED	03	214257	0	0
ALCATEL-LUCENT	SPONSORED ADR	013904305	251	41493	SH		DEFINED	01	41493	0	0
ALCATEL-LUCENT	SPONSORED ADR	013904305	12705	2103526	SH		DEFINED	03	2103526	0	0
ALCOA INC	COM	013817101	4436	124351	SH		DEFINED	01	124351	0	0
ALCOA INC	COM	013817101	99852	2803253	SH		DEFINED	03	2509222	0	0
ALEXANDER & BALDWIN INC	COM	014482103	5	100	SH		DEFINED	03	100	0	0
ALEXANDERS INC	COM	014752109	9	30	SH		DEFINED	03	30	0	0
ALEXANDRIA REAL ESTATE EQ IN	COM	015271109	1447	14749	SH		DEFINED	01	14749	0	0
ALEXANDRIA REAL ESTATE EQ IN	COM	015271109	78	800	SH		DEFINED	03	800	0	0
ALEXION PHARMACEUTICALS INC	COM	015351109	29	400	SH		DEFINED	03	400	0	0
ALLEGHENY ENERGY INC	COM	017361106	320	6388	SH		DEFINED	01	6388	0	0
ALLEGHENY ENERGY INC	COM	017361106	28814	575018	SH		DEFINED	03	518218	0	0
ALLEGHENY TECHNOLOGIES INC	COM	01741R102	235	3972	SH		DEFINED	01	3972	0	0
ALLEGHENY TECHNOLOGIES INC	COM	01741R102	26163	441341	SH		DEFINED	03	422541	0	0
ALLERGAN INC	COM	018490102	141	2700	SH		DEFINED	02	2700	0	0
ALLERGAN INC	COM	018490102	577	11085	SH		DEFINED	01	11085	0	0
ALLERGAN INC	COM	018490102	57411	1103005	SH		DEFINED	03	994771	0	0
ALLIANCE DATA SYSTEMS CORP	COM	018581108	116	2047	SH		DEFINED	01	2047	0	0
ALLIANCE DATA SYSTEMS CORP	COM	018581108	9799	173284	SH		DEFINED	03	162840	0	0
ALLIANT ENERGY CORP	COM	018802108	171	4996	SH		DEFINED	01	4996	0	0
ALLIANT ENERGY CORP	COM	018802108	11317	330320	SH		DEFINED	03	290799	0	0
ALLIANT TECHSYSTEMS INC	COM	018804104	118	1156	SH		DEFINED	01	1156	0	0
ALLIANT TECHSYSTEMS INC	COM	018804104	10856	106771	SH		DEFINED	03	100287	0	0
ALLIED CAP CORP NEW	COM	01903Q108	85	6142	SH		DEFINED	01	6142	0	0
ALLIED CAP CORP NEW	COM	01903Q108	8672	624334	SH		DEFINED	03	568366	0	0
ALLIED WASTE INDS INC	COM PAR$.01NEW	019589308	676	53578	SH		DEFINED	03	53578	0	0
ALLIED WRLD ASSUR COM HLDG L	SHS	G0219G203	1284	32400	SH		DEFINED	03	32400	0	0
ALLSTATE CORP	COM	020002101	911	19987	SH		DEFINED	01	19987	0	0
ALLSTATE CORP	COM	020002101	85040	1865314	SH		DEFINED	03	1652629	0	0
ALTERA CORP	COM	021441100	263	12694	SH		DEFINED	01	12694	0	0
ALTERA CORP	COM	021441100	24353	1176480	SH		DEFINED	03	1034655	0	0
ALTRIA GROUP INC	COM	02209S103	211	10263	SH		DEFINED	02	10263	0	0
ALTRIA GROUP INC	COM	02209S103	1636	79555	SH		DEFINED	01	79555	0	0
ALTRIA GROUP INC	COM	02209S103	145332	7068656	SH		DEFINED	03	6351154	0	0
AMAZON COM INC	COM	023135106	830	11321	SH		DEFINED	01	11321	0	0
AMAZON COM INC	COM	023135106	74083	1010274	SH		DEFINED	03	897939	0	0
AMB PROPERTY CORP	COM	00163T109	2495	49649	SH		DEFINED	01	49649	0	0
AMB PROPERTY CORP	COM	00163T109	18884	374836	SH		DEFINED	03	334482	0	0
AMBAC FINL GROUP INC	COM	023139108	5	3931	SH		DEFINED	01	3931	0	0
AMBAC FINL GROUP INC	COM	023139108	869	648658	SH		DEFINED	03	606787	0	0
AMDOCS LTD	ORD	G02602103	4294	145989	SH		DEFINED	01	145989	0	0

PATTERSON UTI ENERGY INC	COM	703481101	15701	435651 SH	DEFINED 03	394680	0	0
PAYCHEX INC	COM	704326107	31	985 SH	DEFINED 02	985	0	0
PAYCHEX INC	COM	704326107	413	13197 SH	DEFINED 01	13197	0	0
PAYCHEX INC	COM	704326107	40315	1288853 SH	DEFINED 03	1139711	0	0
PEABODY ENERGY CORP	COM	704549104	801	9102 SH	DEFINED 01	9102	0	0
PEABODY ENERGY CORP	COM	704549104	86617	983726 SH	DEFINED 03	893044	0	0
PENNEY J C INC	COM	708160106	2905	80194 SH	DEFINED 01	80194	0	0
PENNEY J C INC	COM	708160106	28943	797560 SH	DEFINED 03	720787	0	0
PENNSYLVANIA RL ESTATE INVT	SH BEN INT	709102107	435	18631 SH	DEFINED 01	18631	0	0
PENNSYLVANIA RL ESTATE INVT	SH BEN INT	709102107	24	1050 SH	DEFINED 03	1050	0	0
PENTAIR INC	COM	709631105	146	4177 SH	DEFINED 01	4177	0	0
PENTAIR INC	COM	709631105	8527	243497 SH	DEFINED 03	213465	0	0
PEOPLES UNITED FINANCIAL INC	COM	712704105	187	12015 SH	DEFINED 01	12015	0	0
PEOPLES UNITED FINANCIAL INC	COM	712704105	17528	1123599 SH	DEFINED 03	1012481	0	0
PEPCO HOLDINGS INC	COM	713291102	174	6798 SH	DEFINED 01	6798	0	0
PEPCO HOLDINGS INC	COM	713291102	18488	720793 SH	DEFINED 03	641818	0	0
PEPSI BOTTLING GROUP INC	COM	713409100	187	6699 SH	DEFINED 01	6699	0	0
PEPSI BOTTLING GROUP INC	COM	713409100	15354	549945 SH	DEFINED 03	480556	0	0
PEPSIAMERICAS INC	COM	71343P200	75	3767 SH	DEFINED 01	3767	0	0
PEPSIAMERICAS INC	COM	71343P200	5103	257997 SH	DEFINED 03	249252	0	0
PEPSICO INC	COM	713448108	505	7936 SH	DEFINED 02	7936	0	0
PEPSICO INC	COM	713448108	18380	288237 SH	DEFINED 01	288237	0	0
PEPSICO INC	COM	713448108	351487	5527388 SH	DEFINED 03	4973627	0	0
PERINI CORP	COM	713839108	109	3300 SH	DEFINED 03	3300	0	0
PERKINELMER INC	COM	714046109	538	19307 SH	DEFINED 03	19307	0	0
PERRIGO CO	COM	714290103	1363	41550 SH	DEFINED 03	41550	0	0
PETRO-CDA	COM	71644E102	991	17610 SH	DEFINED 01	17610	0	0
PETRO-CDA	COM	71644E102	91366	1623374 SH	DEFINED 03	1451167	0	0
PETROBRAS ENERGIA PARTCPTNS	SP ADR B SHS	71646M102	850	70828 SH	DEFINED 03	70828	0	0
PETROHAWK ENERGY CORP	COM	716495106	149	3212 SH	DEFINED 03	3212	0	0
PETROLEO BRASILEIRO SA PETRO	SP ADR NON VTG	71654V101	9929	171344 SH	DEFINED 03	171344	0	0
PETROLEO BRASILEIRO SA PETRO	SPONSORED ADR	71654V408	40408	570488 SH	DEFINED 03	570488	0	0
PETSMART INC	COM	716768106	103	5160 SH	DEFINED 01	5160	0	0
PETSMART INC	COM	716768106	7833	392637 SH	DEFINED 03	380368	0	0
PFIZER INC	COM	717081103	1069	61210 SH	DEFINED 02	61210	0	0
PFIZER INC	COM	717081103	4314	246954 SH	DEFINED 01	246954	0	0
PFIZER INC	COM	717081103	411453	23551985 SH	DEFINED 03	21176112	0	0
PG&E CORP	COM	69331C108	5569	142695 SH	DEFINED 01	142695	0	0
PG&E CORP	COM	69331C108	48955	1233427 SH	DEFINED 03	1110569	0	0
PHILADELPHIA CONS HLDG CORP	COM	717528103	95	2800 SH	DEFINED 03	2800	0	0
PHILIP MORRIS INTL INC	COM	718172109	503	10188 SH	DEFINED 02	10188	0	0
PHILIP MORRIS INTL INC	COM	718172109	14915	300955 SH	DEFINED 01	300955	0	0
PHILIP MORRIS INTL INC	COM	718172109	354494	7177441 SH	DEFINED 03	6459939	0	0
PHILIPPINE LONG DISTANCE TEL	SPONSORED ADR	718252604	171	3200 SH	DEFINED 01	3200	0	0
PHILIPPINE LONG DISTANCE TEL	SPONSORED ADR	718252604	3937	73700 SH	DEFINED 03	73700	0	0
PINNACLE WEST CAP CORP	COM	723484101	108	3522 SH	DEFINED 01	3522	0	0
PINNACLE WEST CAP CORP	COM	723484101	8580	278846 SH	DEFINED 03	255740	0	0
PIONEER DRILLING CO	COM	723655106	4	200 SH	DEFINED 03	200	0	0
PIONEER NAT RES CO	COM	723787107	337	4300 SH	DEFINED 01	4300	0	0
PIONEER NAT RES CO	COM	723787107	30996	395964 SH	DEFINED 03	350063	0	0
PITNEY BOWES INC	COM	724479100	313	9173 SH	DEFINED 01	9173	0	0
PITNEY BOWES INC	COM	724479100	25658	752448 SH	DEFINED 03	670548	0	0
PLAINS EXPL& PRODTN CO	COM	726505100	282	3871 SH	DEFINED 01	3871	0	0
PLAINS EXPL& PRODTN CO	COM	726505100	26630	364950 SH	DEFINED 03	325435	0	0
PLATINUM UNDERWRITER HLDGS L	COM	G7127P100	545	16700 SH	DEFINED 03	16700	0	0
PLUM CREEK TIMBER CO INC	COM	729251108	297	6961 SH	DEFINED 01	6961	0	0
PLUM CREEK TIMBER CO INC	COM	729251108	23584	552194 SH	DEFINED 03	491579	0	0
PMC-SIERRA INC	COM	69344F106	13	1714 SH	DEFINED 03	1714	0	0
PMI GROUP INC	COM	69344M101	5	2457 SH	DEFINED 01	2457	0	0
PMI GROUP INC	COM	69344M101	405	207842 SH	DEFINED 03	199686	0	0
PNC FINL SVCS GROUP INC	COM	693475105	707	12380 SH	DEFINED 01	12380	0	0
PNC FINL SVCS GROUP INC	COM	693475105	66822	1170270 SH	DEFINED 03	1051686	0	0
POLARIS INDS INC	COM	731068102	61	1500 SH	DEFINED 03	1500	0	0
POLO RALPH LAUREN CORP	CL A	731572103	843	13420 SH	DEFINED 03	13420	0	0
POLYCOM INC	COM	73172K104	112	4600 SH	DEFINED 03	4600	0	0
POPULAR INC	COM	733174106	65	9794 SH	DEFINED 01	9794	0	0
POPULAR INC	COM	733174106	5186	787013 SH	DEFINED 03	701748	0	0
POST PPTYS INC	COM	737464107	600	20322 SH	DEFINED 01	20322	0	0
POST PPTYS INC	COM	737464107	37	1250 SH	DEFINED 03	1250	0	0
POTASH CORP SASK INC	COM	73755L107	2651	11367 SH	DEFINED 01	11367	0	0
POTASH CORP SASK INC	COM	73755L107	232783	998741 SH	DEFINED 03	889103	0	0
PPG INDS INC	COM	693506107	366	6388 SH	DEFINED 01	6388	0	0
PPG INDS INC	COM	693506107	32621	568613 SH	DEFINED 03	504908	0	0
PPL CORP	COM	69351T106	701	13406 SH	DEFINED 01	13406	0	0
PPL CORP	COM	69351T106	66319	1268783 SH	DEFINED 03	1143623	0	0
PRAXAIR INC	COM	74005P104	8871	93667 SH	DEFINED 01	93667	0	0
PRAXAIR INC	COM	74005P104	104823	1112299 SH	DEFINED 03	1001783	0	0
PRECISION CASTPARTS CORP	COM	740189105	513	5323 SH	DEFINED 01	5323	0	0
PRECISION CASTPARTS CORP	COM	740189105	42070	436551 SH	DEFINED 03	391838	0	0
PRICE T ROWE GROUP INC	COM	74144T108	526	9319 SH	DEFINED 01	9319	0	0
PRICE T ROWE GROUP INC	COM	74144T108	45875	812380 SH	DEFINED 03	721074	0	0
PRICELINE COM INC	COM NEW	741503403	31	270 SH	DEFINED 03	270	0	0
PRIDE INTL INC DEL	COM	74153Q102	271	5733 SH	DEFINED 01	5733	0	0
PRIDE INTL INC DEL	COM	74153Q102	23723	501655 SH	DEFINED 03	433591	0	0
PRINCIPAL FINANCIAL GROUP IN	COM	74251V102	40144	956491 SH	DEFINED 03	866892	0	0
PRINCIPAL FINANCIAL GROUP IN	COM	74251V102	3089	73401 SH	DEFINED 01	73401	0	0
PROCTER & GAMBLE CO	COM	742718109	20235	333014 SH	DEFINED 01	333014	0	0
PROCTER & GAMBLE CO	COM	742718109	651084	10706862 SH	DEFINED 03	9639502	0	0
PROGRESS ENERGY INC	COM	743263105	348	8321 SH	DEFINED 01	8321	0	0
PROGRESS ENERGY INC	COM	743263105	36875	881542 SH	DEFINED 03	791667	0	0
PROGRESSIVE CORP OHIO	COM	743315103	461	24601 SH	DEFINED 01	24601	0	0
PROGRESSIVE CORP OHIO	COM	743315103	45304	2420097 SH	DEFINED 03	2142787	0	0
PROLOGIS	SH BEN INT	743410102	7005	130070 SH	DEFINED 01	130070	0	0
PROLOGIS	SH BEN INT	743410102	49116	903692 SH	DEFINED 03	814890	0	0
PROSPECT CAPITAL CORPORATION	COM	74348T102	283	21486 SH	DEFINED 03	21486	0	0
PROTECTIVE LIFE CORP	COM	743674103	93	2457 SH	DEFINED 01	2457	0	0
PROTECTIVE LIFE CORP	COM	743674103	6245	164124 SH	DEFINED 03	157841	0	0
PRUDENTIAL FINL INC	COM	744320102	6072	98436 SH	DEFINED 01	98436	0	0
PRUDENTIAL FINL INC	COM	744320102	87807	1469826 SH	DEFINED 03	1313115	0	0
PS BUSINESS PKS INC CALIF	COM	69360J107	25	480 SH	DEFINED 03	480	0	0

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

December 22, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Pfizer Inc. (PFE)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Independent Board Chairman
Mark Filiberto

Ladies and Gentlemen:

This is the first response to the company December 19, 2008 no action request regarding this rule 14a-8 proposal with the following text:

Independent Board Chairman

RESOLVED: That stockholders ask the Board of Directors to adopt a policy that the board's chairman be an independent director who has not previously served as an executive officer of the Company.

The policy should be implemented so as not to violate any contractual obligation. The policy should also specify how to select a new independent chairman if a current chairman ceases to be independent during the time between annual meetings of shareholders; and that compliance with the policy is excused if no independent director is available and willing to serve as chairman.

This is to highlight the following message was emailed to the company with the broker letter.
------ Forwarded Message
From: olmsted *** FISMA & OMB Memorandum M-07-16 ***
Date: Wed, 26 Nov 2008 10:11:58 -0800
To: Suzanne Rolon <Suzanne.Y.Rolon@Pfizer.com>
Subject: Rule 14a-8 Broker Letter (PFE) IBC

Dear Ms. Rolon, Attached is the broker letter requested. Please advise within one business day whether there is any further rule 14a-8 requirement.
Sincerely,
John Chevedden

The company did not respond to this message leading to the conclusion that the company was satisfied with the broker letter. And the company has not given any reason for not responding to this shareholder party communication within the 14-day period. The company also has not provided any precedents that included a company failure to communicate with the shareholder party within the 14-day period.

Additionally the company included this accompanying email message with its no action request as an exhibit without addressing why it failed to respond. Thus the inference is that the company explanation would not help the company no action request.

According to §240.14a (f) the company is required to notify the shareholder party of any deficiencies:
"Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response."

At the time the company received the broker letter, there were 12-days of the 14-day period remaining.

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Mark Filiberto

Amy Schulman <amy.schulman@Pfizer.com>

Rolon, Suzanne Y.

From: olmsted *** FISMA & OMB Memorandum M-07-16 ***
Sent: Wednesday, November 26, 2008 1:12 PM
To: Rolon, Suzanne Y.
Subject: Rule 14a-8 Broker Letter (PFE) IBC

Attachments: CCE00005.pdf

CCE00005.pdf (46 KB)

Dear Ms. Rolon, Attached is the broker letter requested. Please advise within one business day whether there is any further rule 14a-8 requirement.
Sincerely,
John Chevedden

(No company response)

Legal Division
Pfizer Inc
235 East 42nd Street 235/22/3
New York, NY 10017
Tel 212 733 1144 Fax 646 348 8157
Mobile 917 328 0738
Email amy.schulman@pfizer.com

Amy W. Schulman
Senior Vice President, General Counsel

December 19, 2008

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Shareholder Proposals of Legal & General Assurance (Pensions Management) Limited and Mark Filiberto*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that Pfizer Inc. (the "Company") intends to omit from its proxy statement and form of proxy for its 2009 Annual Meeting of Shareholders (collectively, the "2009 Proxy Materials") two shareholder proposals and statements in support thereof. On October 20, 2008, the Company received a shareholder proposal (the "First Proposal") from Legal & General Assurance (Pensions Management) Limited ("L&G") for inclusion in the 2009 Proxy Materials. Subsequently, on November 14, 2008, the Company received a shareholder proposal (the "Second Proposal" and, collectively with the First Proposal, the "Proposals") submitted by John Chevedden ("Chevedden") purportedly in the name of Mark Filiberto as general partner of Palm Garden Partners L.P. ("Filiberto") as his nominal proponent.

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2009 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to L&G, Chevedden and Filiberto.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform L&G and Chevedden that if either elects to submit additional correspondence to the Commission or the Staff with respect to the Proposals, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSALS

The First Proposal states in relevant part:

> Resolved: The shareholders of [the Company] request that the Board of Directors establish a policy whereby, whenever possible, the roles of Chairman of the Board of Directors and Chief Executive Officer shall be separate, such that an independent director who has not served as an executive officer of the Company shall serve as Chairman of the Board.

A copy of the First Proposal is attached to this letter as Exhibit A.

The Second Proposal states:

> RESOLVED: That stockholders ask the Board of Directors to adopt a policy that the board's chairman be an independent director who has not previously served as an executive officer of the Company.

A copy of the Second Proposal is attached to this letter as Exhibit B.

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that:

- the First Proposal may be excluded from the 2009 Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) because L&G has not provided the requisite proof of continuous share ownership in response to the Company's proper request for that information; and

- the Second Proposal may be excluded from the 2009 Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) because Chevedden has not provided the requisite proof of Filiberto's continuous share ownership in response to the Company's proper request for that information.

Alternatively, should the Staff not concur with the exclusion of the Proposals for the reasons noted above (or for the reasons addressed in a separate no-action request regarding the Second Proposal, which is being submitted concurrently herewith), we request that the Staff concur with the exclusion of the Second Proposal under Rule 14a-8(i)(11) because it substantially duplicates the First Proposal.

ANALYSIS

I. The First Proposal May Be Excluded under Rule 14a-8(b) and Rule 14a-8(f)(1) Because L&G Failed to Establish the Requisite Eligibility to Submit the First Proposal.

The Company may exclude the First Proposal under Rule 14a-8(f)(1) because L&G did not substantiate eligibility to submit the First Proposal under Rule 14a-8(b). Rule 14a-8(b)(1) provides, in relevant part, that "[i]n order to be eligible to submit a proposal, [a shareholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareholder submits] the proposal." Staff Legal Bulletin No. 14 specifies that when the shareholder is not the registered holder, the shareholder "is responsible for proving his or her eligibility to submit a proposal to the company," which the shareholder may do by one of the two ways described in Rule 14a-8(b)(2). *See* Section C.1.c, Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14").

L&G submitted the First Proposal to the Company on October 20, 2008. *See* Exhibit A. The Company reviewed its stock records, which did not indicate that L&G was the record owner of sufficient shares to satisfy the ownership requirements of Rule 14a-8(b). Further, L&G did not include with the First Proposal any documentary evidence of its ownership of Company securities.

Accordingly, the Company sought additional verification from L&G of its eligibility to submit the First Proposal. Specifically, the Company sent via Federal Express a letter addressed to L&G on October 29, 2008 (the "Deficiency Notice"), which was within 14 calendar days of the Company's receipt of the First Proposal. *See* Exhibit C. Federal Express records confirm that L&G received the Deficiency Notice at 9:59 a.m. on October 31, 2008. *See* Exhibit D. The Deficiency Notice notified L&G of the requirements of Rule 14a-8 and how L&G could cure the procedural deficiency; specifically, that a shareholder must satisfy the ownership requirements under Rule 14a-8(b). In addition, the Deficiency Notice included a copy of Rule 14a-8. The Deficiency Notice informed L&G that the Company had not received documentary proof of L&G's share ownership, and further stated:

> [W]e will need only the following proof of ownership to remedy this defect as explained in Rule 14a-8(b):
>
> - A written statement from the "record" holder of the proponent's shares (usually a broker or bank) verifying that, at the time the proponent submitted the proposal, the proponent had continuously held the requisite number of shares for at least one year; or

- If the proponent has filed with the Securities and Exchange Commission a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the proponent's ownership of the shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in his ownership level.

On October 31, 2008, L&G responded to the Deficiency Notice by submitting to the Company an e-mail message from Citibank (the "Citibank E-mail") purporting to demonstrate L&G's continuous ownership of the Company's securities. *See* Exhibit E. The Citibank E-mail, dated October 31, 2008, stated that L&G held 2,192,973 Company shares on that date. However, the Citibank E-mail did not establish L&G's ownership of the requisite amount of Company securities for the one-year period prior to October 20, 2008, the date the First Proposal was submitted. Rather, the Citibank E-mail only establishes L&G's ownership of Company securities as of a fixed date.

Rule 14a-8(f) provides that a company may exclude a shareholder proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8, including the continuous ownership requirements, provided that the company timely notifies the proponent of the deficiency and the proponent fails to correct the deficiency within the required time. The Company satisfied its obligation under Rule 14a-8 by timely sending the Deficiency Notice to L&G. However, the ownership information provided by L&G fails to satisfy the requirements of Rule 14a-8(b)(1) to substantiate that L&G is eligible to submit the First Proposal. Specifically, the Citibank E-mail does not demonstrate L&G's continuous ownership of the requisite number of Company shares for the one-year period as of the date the First Proposal was submitted to the Company.

The Staff has previously allowed companies, in circumstances similar to the instant case, to omit shareholder proposals pursuant to Rules 14a-8(f) and 14a-8(b) where the proof of ownership submitted by the shareholder failed to establish that the shareholder held the requisite amount of the company's securities continuously for one year as of the date the proposal was submitted. *See, e.g., Pall Corp.* (avail. Sept. 20, 2005) (permitting the exclusion of a shareholder proposal where the proponent had "failed to supply support sufficiently evidencing that it satisfied the minimum ownership requirement continuously for the one-year period as of the date it submitted the proposal"); *International Business Machines Corp.* (avail. Jan. 7, 2004) (concurring in the exclusion of a shareholder proposal where the proponent did not provide "support sufficiently evidencing that she satisfied the minimum ownership requirement continuously for the one-year period"); *Moody's Corp.* (avail. Mar. 7, 2002) (concurring in the exclusion of a shareholder proposal where the proponent did not supply support sufficient to demonstrate continuous ownership of the requisite number of shares for the one-year period prior to the date the proponent submitted the proposal). More specifically, similar to the present circumstances, the Staff has granted no-action relief when a proponent responds to a deficiency notice sent by the company, but that response is insufficient to establish the ownership requirements under Rule 14a-8(b). *See, e.g., McClatchy Co.* (avail. Feb. 1, 2008) (concurring in the exclusion of a shareholder proposal where the proponent, even after receiving a deficiency notice, did not supply support sufficient to demonstrate continuous ownership of the requisite number of shares for the one-year period prior to the date the proponent submitted the proposal).

Consistent with the precedent cited above, the First Proposal is excludable because L&G failed to satisfy the ownership requirements of 14a-8(b). Although L&G responded to the Deficiency Notice, as in *McClatchy*, its response failed to provide the Company with satisfactory evidence of the continuous ownership of Company stock for the one-year period as of the date the First Proposal was submitted. For these reasons, the Company believes that the First Proposal may be excluded from the Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1).

II. The Second Proposal May Be Excluded under Rule 14a-8(b) and Rule 14a-8(f)(1) Because Chevedden Failed to Establish the Requisite Eligibility of Filiberto to Submit the Second Proposal.

As with the First Proposal, the Company may exclude the Second Proposal under Rule 14a-8(f)(1) because Filiberto's eligibility to submit the Second Proposal under Rule 14a-8(b) has not been substantiated.[1] The Second Proposal was submitted to the Company on November 14, 2008. *See* Exhibit B. The Company reviewed its stock records, which did not indicate that Filiberto was the record owner of sufficient shares to satisfy the ownership requirements of Rule 14a-8(b). Further, the Second Proposal did not include any documentary evidence of Filiberto's ownership of Company securities.

Accordingly, the Company sought additional verification of Filiberto's eligibility to submit the Second Proposal. Specifically, the Company sent via Federal Express a letter addressed to Chevedden, acting as proxy for Filiberto, on November 24, 2008 (the "Deficiency Notice"), which was within 14 calendar days of the Company's receipt of the Second Proposal. *See* Exhibit F. The Company also sent a copy of the Deficiency Notice to Filiberto. Federal Express records confirm that Chevedden received the Deficiency notice at 10:25 a.m. on November 25, 2008. *See* Exhibit G. The Deficiency Notice notified Chevedden (as Filiberto's proxy) of the requirements of Rule 14a-8 and how to cure the procedural deficiency; specifically, that a shareholder must satisfy the ownership requirements under Rule 14a-8(b). In addition, the

---

[1] Chevedden's failure to satisfy the ownership requirements of Rule 14a-8(b) with respect to the Second Proposal is separately described in a separate no-action request that is being submitted concurrently herewith.

Deficiency Notice included a copy of Rule 14a-8. The Deficiency Notice indicated that the Company had not received documentary proof of Filiberto's share ownership, and further stated:

> [S]ufficient proof may be in the form of:
>
> - A written statement from the "record" holder of [Filiberto's] shares (usually a broker or a bank) verifying that, at the time [Filiberto] submitted his proposal, he had continuously held the requisite number of shares for at least one year; or
>
> - If [Filiberto] has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting his ownership of the shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in ownership level.

On November 26, 2008, Chevedden, acting on behalf of Filiberto, responded to the Deficiency Notice by submitting a letter to the Company purporting to demonstrate Filiberto's continuous ownership of the Company's securities. *See* Exhibit H. The letter, from National Financial Services, LLC and dated November 3, 2008 (the "National Financial Services Letter"), stated that Palm Garden Partners LP ("Palm Garden"), for which Filiberto serves as the general partner, had continuously held not less than 400 Company shares from May 2005 continuously through November 3, 2008, the date of the National Financial Services Letter. However, the National Financial Services Letter is insufficient to establish Filiberto's ownership under Rule 14a-8(b). Specifically, the National Financial Services Letter does not establish that Filiberto owned the requisite amount of Company shares for the one-year period as of the date the Second Proposal was submitted to the Company, because it does not establish ownership of the Company securities for the period between November 3, 2008 (the date of the National Financial Services Letter) and November 14, 2008 (the date the Second Proposal was submitted).

Rule 14a-8(f) provides that a company may exclude a shareholder proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8, including the continuous ownership requirements, provided that the company timely notifies the proponent of the deficiency and the proponent fails to correct the deficiency within the required time. The Company satisfied its obligation under Rule 14a-8 by timely sending the Deficiency Notice to Chevedden, acting as the proxy for Filiberto. However, the ownership information provided in response fails to meet the requirements set out in Rule 14a-8(b)(1) to substantiate that Filiberto is eligible to submit the Second Proposal because it does not demonstrate Filiberto's continuous ownership of the requisite number of Company shares for the one-year period as of the date the Second Proposal was submitted to the Company.

As discussed above, on numerous occasions the Staff has concurred with a company's omission of shareholder proposals based on a proponent's failure to provide satisfactory evidence of eligibility under Rule 14a-8(b) and Rule 14a-8(f)(1). Specifically, when a company sends a deficiency notice, the proponent's response must be sufficient to establish the ownership requirements under Rule 14a-8(b). *See, e.g., McClatchy Co.* (avail. Feb. 1, 2008) (concurring in the exclusion of a shareholder proposal where the proponent responded to a deficiency notice sent by the company but failed to meet all of the requirements of Rule 14a-8(b)).

Moreover, the Staff has previously made clear the need for precision in the context of demonstrating a shareholder's eligibility under Rule 14a-8(b) to submit a shareholder proposal. SLB 14 states:

> If a shareholder submits his or her proposal to the company on June 1, does a statement from the record holder verifying that the shareholder owned the securities continuously for one year as of May 30 of the same year demonstrate sufficiently continuous ownership of the securities as of the time he or she submitted the proposal?
>
> No. A shareholder must submit proof from the record holder that the shareholder continuously owned the securities for a period of one year as of the time the shareholder submits the proposal.

Accordingly, the Staff has consistently permitted companies to omit shareholder proposals when the evidence of ownership submitted by a proponent covers a period of time that falls short of the required one-year period prior to the submission of the proposal. For example, in *International Business Machines Corp.* (avail. Dec. 7, 2007), the Staff concurred with the exclusion of a shareholder proposal where the proponent submitted a broker letter dated four days before the proponent submitted its proposal to the company. *See also Wal-Mart Stores, Inc.* (avail. Feb. 2, 2005) (concurring with the exclusion of a shareholder proposal where the proposal was submitted December 6, 2004 and the documentary evidence demonstrating ownership of the company's securities covered a continuous period ending November 22, 2004); *Gap, Inc.* (avail. March 3, 2003) (concurring with the exclusion of a proposal where the date of submission was November 27, 2002 but the documentary evidence of the proponent's ownership of the company's securities covered a two-year period ending November 25, 2002); *AutoNation, Inc.* (avail. Mar. 14, 2002) (concurring with the exclusion of a shareholder proposal where the proponent had held shares for two days less than the required one-year period).

As was the case in the precedent cited above, despite proper notice, the Company has not received sufficient evidence demonstrating that Filiberto continuously owned the requisite number of Company shares for the one-year period prior to the date he submitted the Second Proposal, as required by Rule 14a-8(b). For these reasons, the Company believes that the Second

Proposal may be excluded from the Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1).

III. The Second Proposal May Be Excluded under Rule 14a-8(i)(11) Because It Is Substantially Duplicative of the First Proposal.

If the Staff does not concur that *both* of the Proposals are excludable under Rule 14a-8(b) and Rule 14a-8(f)(1), for the reasons noted above (and for the reasons addressed in separate no-action request regarding the Second Proposal, which is being submitted concurrently herewith), the Company intends to include the First Proposal in its 2009 Proxy Materials. In that case, the Second Proposal would be substantially duplicative of the previously submitted First Proposal and may be excluded under Rule 14a-8(i)(11).

Rule 14a-8(i)(11) provides that a company may omit a proposal if it "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." The Commission has stated that Rule 14a-8(i)(11) was adopted, in part, "to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." *See* Exchange Act Release No. 12999 (Nov. 22, 1976).

The test for substantially duplicative proposals is whether the "core issues" to be addressed by the proposals are substantially the same. Proposals need not be identical to be excludable under Rule 14a-8(i)(11). Instead, the Staff has consistently taken the position that proposals that have the same "principal thrust" or "principal focus" may be substantially duplicative even where such proposals differ as to terms and scope. *See generally Wells Fargo & Co.* (avail. Jan. 17, 2008) (concurring in the exclusion of a substantially duplicate shareholder proposal because it had the same principal thrust or focus as an earlier received proposal); *Sara Lee Corp.* (avail. Aug. 18, 2006) (permitting the exclusion of the later received of two shareholder proposals because they had the same principal thrust).

Here, the Proposals have the same principal thrust and focus in that the purpose of both is to cause the Company to have a Chairman of the Board who is not, and has not previously been, a member of the Company's executive management. In similar contexts, the Staff has permitted the exclusion under Rule 14a-8(i)(11) of shareholder proposals when two proposals focus on the requirement that the board's chairman be an independent director. *See, e.g., Wells Fargo & Co.* (avail. Jan. 17, 2008); *Sara Lee Corp.* (avail. Aug. 18, 2006); *General Motors, Corp.* (avail. Apr. 3, 2006); *Time Warner, Inc.* (avail. Mar. 2, 2006); *Weyerhaeuser Co.* (avail. Jan. 18, 2006).

Notably, the Staff has previously granted relief under Rule 14a-8(i)(11) where two proposals at issue were virtually identical to those received by the Company. In *Sara Lee Corp.* (avail. Aug. 18, 2006), one of the proposals requested both that the roles the chairman and chief executive officers be separated and that the chairman be an independent director who has not served as an executive officer. The other proposal requested only that the board's chair be an independent director who has not previously served as an executive officer, without specifically mentioning the role of chief executive offer. Although the two proposals differed immaterially in that one proposal made a specific reference to the separation of the chairman and chief executive officer roles, the Staff concurred that the later received proposal was excludable under Rule 14a-8(i)(11) as substantially duplicative of the earlier received proposal. This is the precise factual scenario that the Company now faces.

The First Proposal, received on October 20, 2008, requests "that an independent director who has not served as an executive officer of the Company shall serve as Chairman of the Board." Similar to *Sara Lee*, it also requests that "the roles of Chairman of the Board of Directors and Chief Executive Officer shall be separate." The Second Proposal, received on November 14, 2008, requests that the Board of Directors adopt "a policy that the board's chairman be an independent director who has not previously served as an executive officer of the Company." Thus, the only difference between the two Proposals is the reference in the First Proposal to the separate roles of the Chairman and the Chief Executive Officer. This difference, however, is immaterial. *See Sara Lee Corp.* (avail. Aug. 18, 2006).

For these reasons, if the Staff does not concur that *both* of the Proposals are excludable under Rule 14a-8(b) and Rule 14a-8(f)(1) (or for the reasons addressed in a separate no-action request regarding the Second Proposal, which is being submitted concurrently herewith), the Second Proposal is properly excludable under Rule 14a-8(i)(11) because it substantially duplicates the First Proposal.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposals from its 2009 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (212) 733-1144 or Amy L. Goodman at Gibson, Dunn & Crutcher LLP at (202) 955-8653.

Sincerely,

Amy W. Schulman/EAI

Amy W. Schulman
Senior Vice President and General Counsel

AWS/tss
Enclosures

cc: Barry Holman, Legal & General Assurance (Pensions Management) Limited
John Chevedden
Mark Filiberto

100570883_6.DOC

EXHIBIT A

20. OCT. 2008 14:21 No. 8842 P. 2

Legal & General

Our Ref LGIM/IF/BH/mrb
Your Ref
Direct Tel 020 3124 3010
Direct Fax 020 3124 2516
E-Mail Barry.holman@lgim.co.uk
Date 17 October 2008

Investment Management
One Coleman Street
London
EC2R 5AA

RECEIVED
OCT 20 2008
PFIZER CORPORATE GOVERNANCE DEPT

Ms Amy W Schulman
Senior Vice President
Pfizer Inc.
235 East 42nd Street
New York, NY 10017

Via courier

Re: Shareholder proposal for 2009 annual meeting

Dear Ms Schulman

On behalf of Legal & General Assurance (Pensions Management) Limited, I submit the enclosed shareholder proposal for inclusion in the proxy materials that Pfizer Inc. plans to circulate to shareholders in anticipation of the 2009 annual meeting. The proposal is being submitted under SEC Rule 14a-8 and relates to the composition of the board of directors.

Legal & General Assurance (Pensions Management) Limited is the record owner of 2,192,973 shares of Pfizer common stock. Legal & General Assurance (Pensions Management) Limited has beneficially owned more than $2000 worth of Pfizer common stock for more than one year and plans to continue ownership through the date of the 2009 annual meeting, which a representative is prepared to attend.

If you require any additional information, please let me know.

Yours sincerely

Barry Holman

For and on behalf of
Legal & General Assurance (Pensions Management) Limited

Resolved: The shareholders of Pfizer (the "Company") request that the Board of Directors establish a policy whereby, whenever possible, the roles of Chairman of the Board of Directors and Chief Executive Officer shall be separate, such that an independent director who has not served as an executive officer of the Company shall serve as Chairman of the Board. This proposal shall not apply to the extent that compliance would breach any contractual obligations in effect at the time of the 2009 shareholder meeting.

SUPPORTING STATEMENT

We support separating the roles of Board Chairman and CEO as a basic element of sound corporate governance. The task of the CEO is to manage the company. The primary task of the Board of Directors is to protect shareholders' interests by providing independent oversight of management and the CEO. It is difficult for a manager to oversee his or her performance.

In our view, the Board will likely accomplish both roles more effectively by separating the roles of Chairman and CEO. An independent Chairman can enhance investor confidence in a company and strengthen the integrity of its Board of Directors.

A number of respected institutions recommend such separation. CalPERS' Corporate Core Principles and Guidelines state that "the independence of a majority of the Board is not enough" and that "the leadership of the board must embrace independence, and it must ultimately change the way in which directors interact with management."

We believe that the case for an independent Chairman at Pfizer is compelling. The Company's strategy of developing "blockbuster" drugs that enjoy patent protection for a period of years will face significant challenges in the near future. There will be increased competition from generic drugs, with the expiration of patent protection on some significant products, including the Company's highly successful Lipitor drug, which accounted for 28% of pharmaceutical sales in 2007. In addition, there is concern about the lack of a solid pipeline of new replacement drugs, which may require a strategy of acquisitions, licensing and alliances.

Moreover, the Company's performance has been disappointing in recent years. As of mid-October 2008, Pfizer stock trailed the S&P 500, as well as peers in the Dow Jones Pharmaceutical Index, for the preceding one-, three- and five-year periods. Indeed, Pfizer's stock price in late 2008 was below the levels of a decade earlier.

We believe that independent monitoring of management's performance at this crucial time is imperative and can be best achieved by having an independent Chairman leading the Board.

We urge you to vote FOR this resolution.

Rolon, Suzanne Y.

From: JOFFE Bess [B.Joffe@hermes.co.uk]
Sent: Tuesday, October 21, 2008 5:41 AM
To: Mangano, Carolyn
Cc: Cornish F. Hitchcock
Subject: Shareholder proposal documents
Attachments: Pfizer SH proposal.pdf

Hi Carolyn

Thanks kindly for your voicemail. Please find attached pdf versions of the documents that I faxed to Amy's attention yesterday. Originals are being couriered to her today.

Cheers
Bess.

<<Pfizer SH proposal.pdf>>

Bess Joffe
Associate Director

Hermes Equity Ownership Services Ltd
Lloyds Chambers, 1 Portsoken Street
London E1 8HZ
Tel (direct): +44(0)20 7680 2107
Fax: +44 (0)20 7680 0099
E-mail: b.joffe@hermes.co.uk
www.hermes.co.uk

Rolon, Suzanne Y.

From: Mangano, Carolyn
Sent: Wednesday, October 29, 2008 12:09 PM
To: JOFFE Bess
Cc: Cornish F. Hitchcock
Subject: RE: Shareholder proposal

Dear Bess:

FYI. Received and acknowledgment letter will be sent today.

Carolyn

Carolyn Mangano
Executive Assistant to Amy W. Schulman

From: JOFFE Bess [mailto:B.Joffe@hermes.co.uk]
Sent: Wednesday, October 29, 2008 11:58 AM
To: Mangano, Carolyn
Cc: Cornish F. Hitchcock
Subject: Shareholder proposal

Carolyn -

I have not received any confirmation of receipt of the proposal that was faxed, emailed and couriered to Amy Schulman. Just wanted to make sure it was received.

Thanks
Bess.

Bess Joffe
Associate Director

Hermes Equity Ownership Services Ltd
Lloyds Chambers, 1 Portsoken Street
London E1 8HZ
Tel (direct): +44(0)20 7680 2107
Fax: +44 (0)20 7680 0099
E-mail: b.joffe@hermes.co.uk
www.hermes.co.uk

EXHIBIT B

Mark Filiberto
General Partner
Palm Garden Partners LP
1981 Marcus Ave., Suite C114
Lake Success, NY 11042

Mr. Jeffrey B. Kindler
Chairman
Pfizer Inc. (PFE)
235 E 42nd St
New York NY 10017

Rule 14a-8 Proposal

Dear Mr. Kindler,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden *** FISMA & OMB Memorandum M-07-16 ***
*** FISMA & OMB Memorandum M-07-16 ***
to facilitate prompt communications and in order that it will be verifiable that communications have been sent.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

Mark Filiberto 7 Nov 2008
Mark Filiberto Date

cc: Rosemary Kenney <rosemary.kenney@pfizer.com>
Suzanne Rolon <Suzanne.Y.Rolon@Pfizer.com>
Manager, Communications
Corporate Governance | Legal Division
212.733.5356p | 212.573.1853f

[PFE: Rule 14a-8 Proposal, November 14, 2008]

3 – Independent Board Chairman

RESOLVED: That stockholders ask the Board of Directors to adopt a policy that the board's chairman be an independent director who has not previously served as an executive officer of the Company.

The policy should be implemented so as not to violate any contractual obligation. The policy should also specify how to select a new independent chairman if a current chairman ceases to be independent during the time between annual meetings of shareholders; and that compliance with the policy is excused if no independent director is available and willing to serve as chairman.

It is the responsibility of the Board of Directors to protect shareholders' long-term interests by providing independent oversight of management, including the Chief Executive Officer, in directing the corporation's business and affairs.

It is difficult to overstate the importance of the board of directors in our system of corporate accountability. As the Conference Board Commission on Public Trust and Private Enterprise stated, "The ultimate responsibility for good corporate governance rests with the board of directors. Only a strong, diligent and independent board of directors that understands the key issues, provides wise counsel and asks management the tough questions is capable of ensuring that the interests of shareowners as well as other constituencies are being properly served."

The responsibilities of a company's board of directors include reviewing and approving management's strategic and business plans; approving material transactions; assessing corporate performance; and selecting, evaluating, compensating and, if necessary, replacing the CEO (Report of the NACD Blue Ribbon Commission on Director Professionalism). Although the board and senior management may work together to develop long-range plans and relate to key constituencies, the board's responsibilities may sometimes bring it into conflict with the CEO.

When a CEO serves as board chairman, this arrangement may hinder the board's ability to monitor the CEO's performance. As Intel co-founder Andrew Grove put it, "The separation of the two jobs goes to the heart of the conception of a corporation. Is a company a sandbox for the CEO, or is the CEO an employee? If he's an employee, he needs a boss, and that boss is the board. The chairman runs the board. How can the CEO be his own boss?"

I urge stockholders to promote independent board leadership and vote for this proposal.

Notes:
Mark Filiberto, General Partner, Palm Garden Partners LP, 1981 Marcus Ave., Suite C114, Lake Success, NY 11042 sponsored this proposal.

-----Original Message-----
From: olmsted [mailto: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Friday, November 14, 2008 6:17 PM
To: Kenney, Rosemary
Cc: Rolon, Suzanne Y.
Subject: Rule 14a-8 Proposal (PFE) IBC

Dear Ms. Kenney,
Please see the attachment.
Sincerely,
John Chevedden

EXHIBIT C

Legal
Pfizer Inc
235 East 42nd Street 235/19/4
New York, NY 10017-5755
Tel 212 733 5356 Fax 212 573 1853
Email suzanne.y.rolon@pfizer.com

Suzanne Y. Rolon
Senior Manager, Communications
Corporate Governance

VIA FedEx

October 29, 2008

Mr. Barry Holman
Legal & General Assurance (Pensions
Management) Limited
One Coleman Street
London, EC2R 5AA
United Kingdom

Re: Shareholder Proposal for 2009 Annual Meeting of Shareholders:

Shareholders of Pfizer request that the Board of Directors establish a policy whereby, whenever possible, the roles of Chairman of the Board of Directors and Chief Executive Officer shall be separate, such that an independent director who has not served as an executive officer of the Company shall serve as Chairman of the Board.

Dear Mr. Holman,

This letter will acknowledge receipt of your correspondence dated October 17, 2008 and received on October 20, 2008 to Ms. Amy W. Schulman, Senior Vice President, Pfizer Inc., giving notice that Legal & General Assurance (Pension Management) Limited intends to sponsor the above proposal at our 2009 Annual Meeting of Shareholders.

Pursuant to Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, Legal & General Assurance (Pension Management) Limited must provide proof to us that it has continuously owned at least $2,000 in market value, or 1%, of Pfizer's common stock that would be entitled to be voted on the proposal for at least one year by the date the proposal was submitted. Pfizer's stock records do not indicate that the proponent is the record owner of sufficient shares to satisfy this requirement. In addition, we note that proof of ownership was not provided.

Your letter contains the written statement that Legal & General Assurance (Pension Management) Limited intends to meet the requirements under Rule 14a-8 and intends to continue ownership of the shares through the date of our 2009 annual meeting, so we will need only the following proof of ownership to remedy this defect as explained in Rule 14a-8(b):

- A written statement from the "record" holder of the proponent's shares (usually a broker or bank) verifying that, at the time the proponent submitted the proposal, the proponent had continuously held the requisite number of shares for at least one year; or

- If the proponent has filed with the Securities and Exchange Commission a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the proponent's ownership of the shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in his ownership level.

The rules of the Securities and Exchange Commission require that any response to this letter must be postmarked or transmitted electronically no later than 14 calendar days from the date this letter is received. Please send proof of ownership directly to me at: 235 E. 42nd Street, MS235/19/01, New York, NY 10017 or via fax at: (212) 573-1853. For your convenience, please find enclosed a copy of Rule 14a-8.

Sincerely,

Suzanne Y. Rolon

Attachment

cc: Amy W. Schulman, Pfizer Inc.

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. **Question 1: What is a proposal?** A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

   1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

   2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

      i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

      ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your

response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Not to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

---

2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Not to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

---

3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;
4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;
5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;
6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;
7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;
8. Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;
9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

---

10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

2. The company must file six paper copies of the following:

    i. The proposal;

    ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

    iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

   i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

   ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

EXHIBIT E

Rolon, Suzanne Y.

From: Murray, Craig [craig.murray@lgim.co.uk]
Sent: Friday, October 31, 2008 7:10 AM
To: Holman, Barry
Subject: FW: Pfizer Inc Com US$ 0.05 - Confirmation of holdings/registration

Hello Barry,

Further to the query you have raised with Kelly Spiteri regarding the registry of Pfizer Inc Com US$ 0.05 under account
*** FISMA & OMB Memorandum M-07-16 ***

Please find below electronic confirmation from our Client Account Manager at Citibank as to how these shares are registered (which matches the details in quasar).

Please feel free to contact me directly should require any further information.

Regards,

Craig Murray
Client Support
Legal & General Investment Management
* Telephone: 00 44 (0)20 3124 3735
* Fax: 00 44 (0)20 7634 0860
* Email : craig.murray@lgim.co.uk

-----Original Message-----
From: Stewart, Matt [mailto:matt.stewart@citi.com]
Sent: 31 October 2008 11:02
To: Murray, Craig
Cc: clientservices.london@citi.com
Subject: RE: Pfizer Inc Com US$ 0.05 - Confirmation of holdings/registration

Craig, hi *** FISMA & OMB Memorandum M-07-16 ***
Citi reflect 2,192,973 units in DTC. Citi 908 a/c *** The account name is: L&G PENS MGT N AMER INDEX FUND DE E Regards Matt

-----Original Message-----
From: Murray, Craig [mailto:craig.murray@lgim.co.uk]
Sent: 31 October 2008 10:59
To: Stewart, Matt [CMB-GTS]
Cc: clientservices.london@citi.com
Subject: Pfizer Inc Com US$ 0.05 - Confirmation of holdings/registration

Good Morning Matt,
Further to our conversation,
Can you please confirm the current holding of the below mentioned shares for the advised account and also exactly how Citibank have these shares registered.

L&G A/C No: *** FISMA & OMB Memorandum M-07-16 ***
Citi Safekeeping A/C *** FISMA & OMB Memorandum M-07-16 ***
Stock: Pfizer Inc Com US$ 0.05
Sedol: 2684703
ISIN: US7170811035
Please advise at your earliest opportunity, Thanks and Regards, Craig Murray Client Support Legal & General Investment Management

(Telephone: 00 44 (0)20 3124 3735
& Fax: 00 44 (0)20 7634 0860
* Email : craig.murray@lgim.co.uk

**** This email has come from the internet and has been scanned for all viruses and potentially offensive content by Messagelabs on behalf of Legal & General ****

Rolon, Suzanne Y.

From: Rolon, Suzanne Y.
Sent: Friday, October 31, 2008 10:51 AM
To: 'Holman, Barry'
Cc: Banks, Andy (Corporate Governance)
Subject: RE: Inability to identify stock holding of 2,192,973 of Pfizer's common stock

Barry,

Thank you.

Suzanne Rolon
Senior Manager
Corporate Governance | Legal Division
Pfizer Inc
212.733.5356p | 212.573.1853f
suzanne.y.rolon@pfizer.com

From: Holman, Barry [mailto:barry.holman@lgim.co.uk]
Sent: Friday, October 31, 2008 8:10 AM
To: Rolon, Suzanne Y.
Cc: Banks, Andy (Corporate Governance)
Subject: Inability to identify stock holding of 2,192,973 of Pfizer's common stock

Suzanne,
I am responding to your letter dated October 29, 2008 which was delivered by FedEx this morning.
It came as some surprise that you were unable to identify that Legal & General was one of your more significant shareholders as we currently hold over 24.5m of your common stock across all the funds that we manage. Your records will no doubt confirm that we have been a significant shareholder for a number of years.

For the 2,192,973 of common stock referred to in my recent letter, covering the submission of a shareholder proposal for the 2009 annual meeting, I attach an email form Citibank, our custodian, explaining how the stock is registered.

Please let me know if you require Citibank to write to you directly with this, or any other information, as proof of ownership.

<<FW: Pfizer Inc Com US$ 0.05 - Confirmation of holdings/registration>>
Regards

Barry Holman
Managing Director (Index Funds)

Legal & General Investment Management Limited
Index Funds - 6th Floor
One Coleman Street
LONDON EC2R 5AA

Telephone: 020 3124 3010
Fax: 020 3124 2516
Email: barry.holman@lgim.co.uk

EXHIBIT F

Rolon, Suzanne Y.

From: Rolon, Suzanne Y.
Sent: Monday, November 24, 2008 6:34 PM
To: 'olmsted'
Subject: Shareholder Proposal - Independent Chair

Attachments: Scan001.PDF; Rule 14a.doc

Scan001.PDF (71 KB) Rule 14a.doc (65 KB)

Dear Mr. Chevedden,

Please view the attached.

Sincerely,

Suzanne Rolon

Suzanne Rolon
Senior Manager
Corporate Governance | Legal Division
Pfizer Inc
212.733.5356p | 212.573.1853f
suzanne.y.rolon@pfizer.com

Legal
Pfizer Inc
235 East 42nd Street 235/19/4
New York, NY 10017-5755
Tel 212 733 5356 Fax 212 573 1853
Email suzanne.y.rolon@pfizer.com

Suzanne Y. Rolon
Senior Manager, Communications
Corporate Governance

Via Overnight Mail and E-Mail

November 24, 2008

Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Re: **Shareholder Proposal for Pfizer 2009 Annual Meeting of Shareholders - Submitted by: Mark Filiberto**

Shareholders of Pfizer ask the Board of Directors to adopt a policy that the board's chairman be an independent director who has not previously served as an executive officer of the Company.

Dear Mr. Chevedden:

This letter will acknowledge receipt on November 14, 2008 of Mr. Mark Filiberto's letter dated November 7, 2008 to Mr. Jeffrey B. Kindler, Chairman of Pfizer Inc., giving notice that Mr. Filiberto intends to sponsor the above proposal at our 2009 Annual Meeting of Shareholders.

Mr. Filiberto's letter noted that you or your designee will act on his behalf in shareholder matters, including his shareholder proposal, and requested that all future communications be directed to you.

Pursuant to Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, the proponent must provide proof to us that he has continuously owned at least $2,000 in market value, or 1%, of Pfizer's common stock that would be entitled to be voted on the proposal for at least one year by the date the proposal was submitted. Pfizer's stock records do not indicate that the proponent is the record owner of sufficient shares to satisfy this requirement. In addition, we note that proof of ownership was not provided with the letter from Mr. Filiberto.

Mr. Filiberto's letter contains the written statement that he intends to meet the requirements under Rule 14a-8 and that he intends to continue ownership of the shares through the date of our 2009 annual meeting, so we will need only the following proof of ownership to remedy this defect as explained in Rule 14a-8(b):

- A written statement from the "record" holder of the proponent's shares (usually a broker or a bank) verifying that, at the time the proponent submitted his proposal, he had continuously held the requisite number of shares for at least one year; or

- If the proponent has filed with the Securities and Exchange Commission a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting his ownership of the shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in his ownership level.

The rules of the Securities and Exchange Commission require that any response to this letter must be postmarked or transmitted electronically no later than 14 calendar days from the date this letter is received. Please send proof of ownership directly to me at: 235 E. 42nd Street, MS235/19/01, New York, NY 10017 or via fax at: (212) 573-1853. For your convenience, please find enclosed a copy of Rule 14a-8.

Sincerely,

Suzanne Y. Rolon

cc: Mark Filiberto
Jeffrey B. Kindler, Pfizer Inc.
Amy Schulman, Pfizer Inc.
Rosemary Kenney, Pfizer Inc.

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. **Question 1: What is a proposal?** A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

    1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

    2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

        i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

        ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your

response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Not to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

---

2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Not to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

---

3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;
4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;
5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;
6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;
7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;
8. Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;
9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

---

10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

2. The company must file six paper copies of the following:

    i. The proposal;

    ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

    iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

   i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

   ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

EXHIBIT G

Rolon, Suzanne Y.

From: olmsted *** FISMA & OMB Memorandum M-07-16 ***
Sent: Wednesday, November 26, 2008 1:12 PM
To: Rolon, Suzanne Y.
Subject: Rule 14a-8 Broker Letter (PFE) IBC

Attachments: CCE00005.pdf

CCE00005.pdf (46 KB)

Dear Ms. Rolon, Attached is the broker letter requested. Please advise within one business day whether there is any further rule 14a-8 requirement.
Sincerely,
John Chevedden

NATIONAL FINANCIAL
Services LLC

200 Liberty Street
One World Financial Center
New York, NY 10281

RECEIVED
NOV 26 2008
CORPORATE GOVERNANCE DEPT

November 3, 2008

PFIZER INC.
235 EAST 42ND ST. 235-07-39
NEW YORK, NY 10017-5755

To Whom It May Concern:

This letter certifies that PALM GARDEN PARTNERS L.P., is currently the beneficial owner of the Pfizer Inc., Securities, and has held the position with National Financial Services, LLC since September 2005

Client has continuously held not less than 400 shares.
The current holding is 800 shares

Sincerely,

Lewis Trezza, Manager
Proxy Department

Post-it® Fax Note 7671	Date 11-26-08 # of pages ▶
To Suzanne Rolon	From
Co./Dept.	Co.
Phone #	Phone # *** FISMA & OMB Memorandum M-07-16 ***
Fax # 212-573-1853	Fax #